ANDREW CORPORATION

3 Westbrook Corporate Center, Suite 900

Westchester, Illinois 60154

May 17, 2007

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:      Andrew Corporation

      Form 10-K for the Fiscal Year Ended September 30, 2006

      Filed December 13, 2006

      Form 10-Q for the Fiscal Quarter Ended December 31, 2006

      File No. 1-14617

Dear Mr. O’Brien:

I am writing in response to your letter dated May 3, 2007, setting forth the additional comments of the staff of the Division of Corporation Finance (the “Staff”) on Andrew Corporation’s (“Andrew,” the “company,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended September 30, 2006 and Form 10-Q for the Fiscal Quarter Ended December 31, 2006. We appreciate and have carefully considered the Staff’s comments on the Form 10-K and Form 10-Q, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 31

Goodwill, page 32

1.	We have read your proposed Critical Accounting Policy disclosures presented in Exhibit A of your response letter dated April 5, 2007 and have the following additional comments.

•

Include the first paragraph on page 5 of your April 5, 2007 letter in your disclosure, as we believe such information would provide investors with a better understanding of the two valuation methods you are using including the differences between the two methods.

•

Please revise the second paragraph in Exhibit A to indicate when you would deviate from what we understand to be your policy for determining fair value of your reporting units, which is using both DCF and the CB method, giving equal weight to the two methods. In this regard, we note that for Antenna and Cable Products and Network Solutions you deviated from your fiscal year 2005 methodology of using both the DCF and CB methods and only used the DCF method. Please see comment 2 below in this regard.

•

Specifically address the multiples of key metrics of other similar companies you used when preparing your CB method. If differing metrics are used (you refer to revenue and/or EBITDA on page 5 of your response letter) please provide a comprehensive discussion of when and why you would chose (sic) one metric over another. In this regard, we further note that for Base Station Subsystems you only used the revenue multiple when preparing the CB method in fiscal year 2005, which deviated from your use of both the EBITDA and revenue multiples for your other reporting units. Please see comment 3 below in this regard.

•	Disclose the goodwill allocated to each reporting unit for 2005.

•

Disclose the headroom as of July 1, 2005. To the extent that the headroom declined in the current period from the prior period, please ensure your discussion within MD&A is sufficient so that investors have a full understanding of the material factors that lead to the material decline.

•	Disclose your material assumptions for both the DCF and CB methods for fiscal years 2005 and 2006.

•

Your current sensitivity analysis demonstrates the impact of changes to the material assumptions impacting the DCF method valuation. Please also include a sensitivity analysis for the material assumptions for your CB method valuation such as the revenue and EBITDA multiples

•

For Network Solutions, please provide a more comprehensive explanation of some of the factors that may impact your DCF method value. For example, discuss the factors impacting your ability to maintain operating margin levels. Furthermore, in your response to comment 4 from our letter dated February 21, 2007, you are projecting significant EBIT margins, which materially increase for fiscal years 2008 and 2009. You state that this is primarily due to planned decrease in overhead expenses beginning in fiscal year 2008. However, your draft disclosure does not at all mention this material assumption including how you intend to materially decrease overhead expenses beginning in fiscal year 2008.

Please provide us with the disclosure you intend to include in your next periodic filing addressing these points.

Response

•

Include the first paragraph on page 5 of your April 5, 2007 letter in your disclosure, as we believe such information would provide investors with a better understanding of the two valuation methods you are using including the differences between the two methods.

We incorporated the first paragraph on page five of our April 5, 2007 response letter in paragraph two of the goodwill policy disclosure under Critical Accounting Policies of our Form 10-Q for the Fiscal Quarter Ended March 31, 2007 (“Q2 Form 10-Q”). For the Staff’s reference, we have included the Critical Accounting Policies disclosure from our Q2 Form 10-Q with this response as Exhibit A.

•

Please revise the second paragraph in Exhibit A to indicate when you would deviate from what we understand to be your policy for determining fair value of your reporting units, which is using both DCF and the CB method, giving equal weight to the two methods. In this regard, we note that for Antenna and Cable Products and Network Solutions you deviated from your fiscal year 2005 methodology of using both the DCF and CB methods and only used the DCF method. Please see comment 2 below in this regard.

We included a discussion as to when we use the DCF and CB methods in determining a reporting unit’s fair value in paragraph three of the goodwill policy disclosure under Critical Accounting Policies of our Q2 Form 10-Q. See Exhibit A.

•

Specifically address the multiples of key metrics of other similar companies you used when preparing your CB method. If differing metrics are used (you refer to revenue and/or EBITDA on page 5 of your response letter) please provide a comprehensive discussion of when and why you would chose (sic) one metric over another. In this regard, we further note that for Base Station Subsystems you only used the revenue multiple when preparing the CB method in fiscal year 2005, which deviated from your use of both the EBITDA and revenue multiples for your other reporting units. Please see comment 3 below in this regard.

We included a table that lists the CB method multiples used in our fiscal 2005 and 2006 fair value analysis under Critical Accounting Policies in our Q2 Form 10-Q. Note (b) of that table discusses why an EBITDA multiple was not used in the fiscal 2005 Base Station Subsystems valuation. See Exhibit A.

•	Disclose the goodwill allocated to each reporting unit for 2005.

•

Disclose the headroom as of July 1, 2005. To the extent that the headroom declined in the current period from the prior period, please ensure your discussion within MD&A is sufficient so that investors have a full understanding of the material factors that lead to the material decline.

We included a table that lists the goodwill allocated to our reporting units as of September 30, 2005, September 30, 2006 and March 31, 2007 and headroom as of our July 1, 2005 and 2006 goodwill test dates under Critical Accounting Policies in our Q2 Form 10-Q. The narrative under the table discusses significant changes in headroom from fiscal 2005 to fiscal 2006. See Exhibit A.

•	Disclose your material assumptions for both the DCF and CB methods for fiscal years 2005 and 2006.

We included tables that disclose our material assumptions for both the DCF and CB methods for fiscal 2005 and 2006 under Critical Accounting Policies in our Q2 Form 10-Q. See Exhibit A.

•

Your current sensitivity analysis demonstrates the impact of changes to the material assumptions impacting the DCF method valuation. Please also include a sensitivity analysis for the material assumptions for your CB method valuation such as the revenue and EBITDA multiples

We included a table that discloses the effect of assumption sensitivity on headroom under Critical Accounting Policies in our Q2 Form 10-Q. See Exhibit A.

•

For Network Solutions, please provide a more comprehensive explanation of some of the factors that may impact your DCF method value. For example, discuss the factors impacting your ability to maintain operating margin levels. Furthermore, in your response to comment 4 from our letter dated February 21, 2007, you are projecting significant EBIT margins, which materially increase for fiscal years 2008 and 2009. You state that this is primarily due to planned decrease in overhead expenses beginning in fiscal year 2008. However, your draft disclosure does not at all mention this material assumption including how you intend to materially decrease overhead expenses beginning in fiscal year 2008.

We included a paragraph that discloses some of the significant factors that could impact the Network Solution’s DCF method value under Critical Accounting Policies in our Q2 Form 10-Q. See Exhibit A. The fiscal 2006 DCF method projections included a plan to increase EBIT margins in fiscal 2008 and 2009 primarily by decreasing research and development expenses through headcount and other cost reductions. We plan to disclose this in future filings.

2.

We note your response to the 3rd bullet of comment 1 in our letter dated March 22, 2007. You state, “[b]ecause of the significant headroom in the Antenna and Cable Products and Network Solutions reporting units’ valuations in fiscal 2005, we determined that as of July 1, 2006 (the first day of our fourth quarter and the date of our annual goodwill impairment test) there had not been a significant change in either business.” We do not understand how significant headroom in a prior period is an indicator that there has not been a significant change in a business in the current period. Additionally, given the following, it remains unclear to us how you arrived at your conclusion that there was not a significant change in Antenna and Cable Products and Network Solutions reporting units:

•

Antenna and Cable Products: The DCF method value significantly declined from the fiscal year 2005 valuation to fiscal year 2006 valuation even though the carrying value of this reporting unit increased.

•	Network Solutions: The DCF method value significantly declined from the fiscal year 2005 valuation to the fiscal year 2006 valuation.

•

Network Solutions: In MD&A of your 2006 Form 10-K, you state revenues and gross profit for Network Solutions decreased 42% and 51% respectively, due to the completion of the North American geolocation installations. You further state that the geolocation product sales are to stabilize at a lower annual revenue rate.

•

Network Solutions: Lower than anticipated sales related to Xenicom product lines (acquired in the second quarter of fiscal 2005) and other international sales that were lower than expected. You note on page 10 of your April 5, 207 letter that because Network Solutions earns higher margins, decreased sales have a larger impact on the EBIT margin of the reporting unit.

Based on the above points, it appears to us that significant changes may have occurred in these businesses and that valuations using the CB method for Antenna and Cable Products and network Solutions as of July 1, 2006 may need to be prepared. Please reassess your need to prepare a valuation using the CB method for these two reporting units. If you conclude that you must prepare such valuation, (i) please provide us with the material assumptions used, (ii) the estimated fair values for each reporting unit and (iii) and your revised proposed disclosures to the extent necessary. If you continue to believe that based on your proposed stated policies within your Critical Accounting Policies that you were not required to perform the CB method, ensure your proposed disclosures clearly addresses (sic) this fact.

Response

To clarify our earlier response, the fact that there was significant headroom in both the Antenna and Cable Products and Network Solutions reporting units was not an indication that there was no significant change in either business. Rather, the significant headroom combined with the lack of significant changes in the businesses led us to conclude that the use of the CB method in fiscal 2006 was not required. To further clarify, we believe that we were not required to use the CB method in our fiscal 2006 impairment test for Antenna and Cable Products and Network Solutions as (1) our calculation of the fair value of Antenna and Cable Product and Network Solutions reporting units using the DCF method had shown that we had fair values in excess of carrying values; (2) our experience in the prior year valuations has shown that the CB method resulted in greater or equal fair value valuations than the DCF method, (3) the significant amount of headroom that existed from our fiscal 2005 test, and (4) the lack of significant changes in our multi-year projections, even though, as the Staff noted, Network Solutions profitability decreased in fiscal 2006. A decrease in Network Solutions revenue for 2006 was considered as part of our 2005 goodwill valuation. Due to these factors, it was the Company’s view that to prepare a CB method valuation was unnecessary. We included a discussion as to when we use the DCF and CB methods in determining a reporting unit’s fair value in paragraph three of the goodwill policy disclosure under Critical Accounting Policies of our Q2 Form 10-Q. For the Staff’s reference, we have included the Critical Accounting Policies disclosure from our Q2 Form 10-Q with this response as Exhibit A.

3.

We note in your response to the 4th bullet of comment 1 in our letter dated March 22, 2007 that you did not use the EBITDA multiple in estimating the CB method value for Base Station Subsystems for fiscal year 2005 as the amount was “considered a de minimus amount and not representative of the value of the business.” Based on this statement, we do not understand how and when you chose to use the revenue multiples and/or EBITDA multiples. While we understand that using an EBITDA multiple at a specific point in time may result in a perceived undervaluation of a business, we do not understand why that valuation would be totally disregarded in determining the CB method value. Please revise your valuations as appropriate. Please provide us with your revised results. If you continue to believe that based on your proposed stated policies within your Critical Accounting Policies that you were not required to use the EBITDA multiples to perform the CB methodology for Base Station Subsystems, ensure your proposed disclosures clearly addresses this fact.

Response

We believe that we were not required to use the EBITDA multiple to perform the CB method in our fiscal 2005 impairment test as the de minimus EBITDA was not representative of our future business prospects due to the inclusion of a large product recall charge in the fiscal 2005 EBITDA. We included a table that lists the CB method multiples used in our fiscal 2005 and 2006 fair value analysis under Critical Accounting Policies in our Q2 Form 10-Q. Note (b) of that table discusses why an EBITDA multiple was not used in the fiscal 2005 Base Station Subsystems valuation. For the Staff’s reference, we have included the Critical Accounting Policies disclosure from our Q2 Form 10-Q with this response as Exhibit A.

4.	Regarding the companies you are using in preparing the CB method valuation for Base Station Subsystems for fiscal year 2006, it is unclear to us how these companies comply with the guidance in paragraph 25 of SFAS 142. Specifically, Powerwave Technologies appears comparable in nature and scope; however, its revenues far exceed Base Station Subsystem. ADTRAN Inc., Tekelec, and Foundry Networks Inc have similar revenues. However, while these companies are in the telecommunications products and services industry, their specific products and services within this industry do not appear comparable. While a portion of Nortel Inversora, S.A. and Motorola’s businesses appear similar to Base Station Subsystem, they also appear to have other significant operations that are not. Furthermore, these businesses’ revenues far exceed Base Station Subsystems. Finally, it does not appear that Amphenol Corp., LM Ericsson Telephone, and Tellabs, Inc. are comparable in nature, scope or size to Base Station Subsystems. As such, please tell us how you determined each of these entities complies with paragraph 25 of SFAS 142 and that using the CB method is appropriate.

Response

Regarding the companies you are using in preparing the CB method valuation for Base Station Subsystems for fiscal year 2006, it is unclear to us how these companies comply with the guidance in paragraph 25 of SFAS 142.

We believe our approach for selecting comparable companies under the CB method for our Base Station Subsystems Group (“BSSG”) was in accordance with SFAS 142. Paragraph 25 of SFAS 142 states:

“In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of a comparable nature, scope, or size as the reporting unit for which fair value is being estimated”

As no two companies are identical, the identification of comparable guideline companies requires a comparative analysis that examines both qualitative and quantitative factors. We interpret “comparable” companies as (1) companies operating within the same or similar industry, (2) companies having similar products and/or services, and (3) companies having the same general economic influences as BSSG. A description of BSSG, a description of the search strategy employed for identifying similar public guideline companies, and descriptions of the selected public guideline companies are set forth below.

BSSG products are integral components of wireless base stations and include products such as power amplifiers, filters, duplexers and combiners. These products cover all of the major wireless standards and frequency bands and are sold individually or as part of integrated subsystems.

For BSSG, OneSource and Capital IQ were used as sources to search for publicly traded companies that operated within the communications equipment industry and possessed similar operations and faced similar economic influences as BSSG. We further reviewed market, economic and competitive factors to determine a reasonable set of comparable public guideline companies. While there was no single company that had a description that matched BSSG exactly, the nine companies selected represented a reasonable and comparable peer group from which to base our analysis.

The following criteria were used to select comparable companies:

•	Companies that operated within the same industry or industry niche(s);

•	Companies that offered related products and services;

•	Companies that competed directly with BSSG within its market segment; and

•	Companies that possessed a similar customer base.

Both similarities and differences between the BSSG reporting unit and the selected public guideline companies were considered when selecting the multiples to apply to BSSG. Thus, while certain selected companies may have differing revenue levels, broader product diversity, and differ slightly in nature or scope of operations, the selected public guideline companies all operate within the same industry and face similar industry and economic trends and challenges.

Factors considered in selecting multiples for BSSG included, but were not limited to, each company’s:

•	Size;

•	Growth;

•	Profitability;

•	Relative risk;

•	Portfolio diversification; and

•	Geographic diversification.

Specific considerations for, and descriptions of, the selected public guideline companies are summarized in the following paragraphs.

Specifically, Powerwave Technologies appears comparable in nature and scope; however, its revenues far exceed Base Station Subsystem.

POWERWAVE TECHNOLOGIES, INC. (“Powerwave”) was considered similar based on the factors mentioned above. Although Powerwave revenues exceed that of the BSSG reporting unit, the company had similar financial and economic characteristics as BSSG. Powerwave supplies wireless solutions for wireless communications networks worldwide. It engages in the design, manufacture, and sale of wireless communications networks, including antennas, boosters, combiners, filters, radio frequency power amplifiers, outdoor cabinets and radio transceivers, repeaters, tower-mounted amplifiers, and advanced coverage solutions that are used in cellular, PCS, and 3G wireless communications networks. Powerwave sells its products through its direct sales force, independent sales representatives, and resellers to wireless original equipment manufacturers and individual wireless network operators.

ADTRAN Inc., Tekelec, and Foundry Networks Inc have similar revenues. However, while these companies are in the telecommunications products and services industry, their specific products and services within this industry do not appear comparable. While a portion of Nortel Inversora, S.A. and Motorola’s businesses appear similar to Base Station Subsystem, they also appear to have other significant operations that are not. Furthermore, these businesses’ revenues far exceed Base Station Subsystems. Finally, it does not appear that Amphenol Corp., LM Ericsson Telephone, and Tellabs, Inc. are comparable in nature, scope or size to Base Station Subsystems. As such, please tell us how you determined each of these entities complies with paragraph 25 of SFAS 142 and that using the CB method is appropriate.

The following paragraphs describe why these entities were included in the CB method in compliance with paragraph 25 of SFAS 142.

ADTRAN, Inc. (“ADTRAN”) and BSSG operate within the same industry and are affected by similar industry and economic conditions. Both BSSG and ADTRAN provide subcomponents and devices and services for the telecommunications products and services industry. ADTRAN designs, develops, manufactures, markets and services a range of high-speed network access products utilized by providers of telecommunications services and corporate end users to implement advanced digital services over public and private networks. ADTRAN designs, develops and manufactures digital transmission products, particularly digital subscriber line products that provide high-speed communications.

AMPHENOL CORPORATION (“Amphenol”) and BSSG operate within a similar overall market. In addition, certain operations of Amphenol closely resemble those of BSSG. Both companies utilize similar manufacturing, design, and marketing divisions with telecommunication products. Amphenol is engaged in the design, manufacture and marketing of electronic and fiber-optic connectors, interconnect systems and coaxial and flat-ribbon cable.

FOUNDRY NETWORKS, INC. (“Foundry”) and BSSG operate within the same industry and are affected by similar industry and economic conditions. Both BSSG and Foundry provide subcomponents, devices and services for the telecommunications products and services industry. Foundry engages in the design, development, manufacture, marketing, and sale of data networking solutions for switching and routing, and wired and wireless local area networks, metropolitan area networks, wide area networks, and the worldwide Web.

LM ERICSSON TELEPHONE COMPANY (“LM Ericsson”) and BSSG operate within a similar overall market and are subject to similar market factors and constraints. In addition, certain operations of LM Ericsson closely resemble those of BSSG as it also manufactures for the wireless community and has a design division related to similar product lines. While LM Ericsson’s revenues are large by comparison, both BSSG and LM Ericsson posted double digit growth in revenue from 2003 to 2006. In addition, an upward trend in EBITDA margins during the same period is evident in both BSSG and LM Ericsson, indicating reasonably similar market conditions. While differences in last twelve month (“LTM”) revenues can be cited, companies in this industry still exhibit similar financial trends. In addition, certain operations of LM Ericsson were similar to those of BSSG in that both perform manufacturing, design and marketing functions for telecommunication products. LM Ericsson provides telecommunications equipment and related services to mobile and fixed network operators worldwide. It offers 2G and 3G radio access networks, mobile core and fixed network solutions and service layer products, microwave radio systems with metro optical networks in customized and managed transport solutions and network rollout and professional services. In addition, LM Ericsson offers products for special applications within microwave systems that provide national security and public safety solutions to defense, government, and security agencies; enterprise systems; network technologies.

MOTOROLA, INC. (“Motorola”) and BSSG operate within a similar overall market and are subject to similar market factors and constraints. In addition, certain operations of Motorola closely resemble those of BSSG as it also manufactures for the wireless community and has a design division related to similar product lines. While Motorola’s revenues are large by comparison, both BSSG and Motorola posted double digit growth in revenue from 2003 to 2006. In addition an upward trend in EBITDA margins during the same period is evident in both BSSG and Motorola, indicating reasonably similar market conditions. While differences in LTM revenues can be cited, companies in this industry still exhibit similar financial trends. In addition, Motorola is considered within a larger set of other comparable companies of differing revenue levels. Motorola is a provider of wireless, broadband and automotive communications technologies and embedded electronic products. It provides wireless handsets, which transmit and receive voice, text, images and other forms of information. It also provides mission-critical radio communications and information systems. Motorola develops and deploys end-to-end digital broadband entertainment, communication and information systems. It offers embedded telematics systems that enable automated roadside assistance, navigation and safety features for automobiles.

NORTEL INVERSORA, S.A. It has recently come to management’s attention that Nortel Inversora, S.A. (ticker symbol “NTL”) was inadvertently included in the fiscal 2005 and 2006 CB method comparable companies. However, management’s intention was to include Nortel Networks Corporation (ticker symbol “NT”). A comparison of the multiples is as follows:

	July 1, 2005		July 1, 2006
	Revenue Multiple	EBITDA Multiple	Revenue Multiple	EBITDA Multiple
Nortel Inversora, S.A. (NTL)	2.3x	5.6x	1.5x	4.4x
Nortel Networks Corporation (NT)	1.3x	94.5x	1.1x	109.2x

Despite the fact that one of nine companies in the peer group of companies was not as comparable as management had intended, the incorrect company was included in the CB method valuation analysis. However the different multiples summarized above would not have resulted in a different BSSG valuation as the multiples selected and applied to BSSG’s revenues and EBITDA for valuation purposes were not the result of a mathematical calculation but were selected from a range of comparable company multiples based on our judgment.

TEKELEC (“Tekelec”) and BSSG operate within the same industry and are affected by similar industry and economic conditions. Both BSSG and Tekelec provide subcomponents and devices and services for the telecommunications products and services industry. Tekelec is a developer of next-generation switching and signaling telecommunications products and services, network performance management technology, business intelligence and value-added applications. Tekelec designs, manufactures, markets and support network systems products, diagnostics systems and selected service applications for telecommunications networks and call centers.

TELLABS, INC. (“Tellabs”) and BSSG operate within a similar overall market and are subject to similar market factors and constraints. In addition, certain operations of Tellabs closely resemble those of BSSG as it also manufactures for the wireless community and has a design division related to similar product lines. While Tellabs’ revenues are large by comparison, both BSSG and Tellabs posted double digit growth in revenue from 2003 to 2006. In addition, an upward trend in EBITDA margins during the same period is evident in both BSSG and Tellabs, indicating reasonably similar market conditions. While differences in LTM revenues can be cited, companies in this industry still exhibit similar financial trends. In addition, certain operations of Tellabs were similar to those of BSSG in that both perform manufacturing, design, and marketing functions for telecommunication products. As such, we believed Tellabs’ business description was broadly similar, and moreover, used within a larger set of other companies of varying comparability related to function in order to determine a set of similar companies that were considered reasonably similar to the operations of BSSG.

Tellabs engages in the design, development, deployment, and support of telecommunications networking products worldwide. Its product portfolio includes solutions for wireline and wireless transport, access networking, broadband data, optical transport, and voice-quality enhancement for business and residential customers.

In conclusion, the above-listed companies, while not exactly identical to BSSG, have comparable operations to BSSG in that they design, manufacture and market components and devices in the telecommunications equipment industry. The comparable companies also share similar economic characteristics with BSSG in that they operate within the same industry and in the same economic and competitive environment. Also, the multiples for the comparable companies are known as all companies are publicly traded entities. Accordingly, we believe that the companies we used in preparing the CB method calculations are appropriate and consistent with paragraph 25 of SFAS 142. Furthermore, we believe the approach we used in estimating fair value of our reporting units is consistent with the overall objective of SFAS 142 when a quoted market price is not available—that is, the estimate of fair value shall be based on the best information available. While we recognize estimates of fair value in these situations necessarily require considerable judgment, we believe our judgment is reasonable and consistent with SFAS 142’s objective in determining fair values.

5.	Notwithstanding the above comment, it is unclear to us why you did not include Tekelec in the EBTIDA multiple average for 2006. If you believe that Tekelec is a comparable business, then Tekelec’s EBITDA multiple should be included when calculating the median EBITDA multiple that is then applied to your historical results. Please revise your CB method valuation for Base Station Subsystems for fiscal year 2006 to include Tekelec in your calculation of the EBITDA multiple. Please provide us with your revised results.

Response

The multiples selected and applied to BSSG’s revenues and EBITDA for valuation purposes are not the result of a mathematical calculation, but are selected from the range of multiples of the comparable companies based on our judgment. Tekelec’s LTM EBITDA margin in the fiscal 2006 Base Station Subsystems CB method was very low resulting in a high EBITDA multiple of 33x, which we determined was an outlier amount and not representative of the market participants within the industry. As such, this multiple was excluded from our analysis.

6.	You indicated in your response to prior comment 3 that prior to fiscal year 2005 you used the comparison of your total market capitalization to net book value as step one of your goodwill impairment test since, as disclosed in your fiscal year 2004 Form 10-K you operated as a single reporting unit. However, we note that after discussions with the staff and with the filing of your fiscal year 2005 10-K, you restated your segment disclosures for fiscal years 2004 and 2003 resulting in five reportable segments, which also represent your operating segments. Tell us what consideration you gave to reassessing the appropriateness of your 2004 and 2003 goodwill impairment testing at the consolidated level given your restated segment information. Address how such testing is in accordance with paragraph 18 of SFAS 142.

Response

In fiscal 2005, we began reporting in five reportable segments. As the Staff’s comment notes above, based on discussions with the Staff prior to the filing of our fiscal 2005 Form 10-K, we conformed our fiscal 2003 and 2004 segment disclosures to our fiscal 2005 presentation in our fiscal 2005 Form 10-K. Also, based on discussions with the Staff prior to the filing of our fiscal 2005 Form 10-K, we understood that conducting fiscal 2003 and 2004 goodwill tests for our five reporting units was not necessary as we were testing these five units for goodwill impairment in fiscal 2005. Other factors we considered regarding performing separate fiscal 2003 and 2004 goodwill tests were as follows:

•	There were no goodwill impairment indicators that existed in fiscal 2005.

•	Most of the company’s goodwill had been acquired as the result of recent (fiscal 2002 and 2003) acquisitions.

7.	Please provide us with your CB method valuations prepared for fiscal years 2006 and 2005 for each of your reporting units. Such reports should include the revenue and EBITDA multiples for each of the comparable companies identified for each of the reporting units.

Response

Enclosed as Exhibits B and C are the CB method valuation schedules prepared for fiscal years 2005 and 2006, respectively.

8.	We note your response to comment 4 in our letter dated March 22, 2007. We are continuing to evaluate your conclusion that these product lines do not constitute businesses. Please provide us with a more complete analysis described in EITF 98-3 for determining whether a transferred set of assets and activities is or is not a business. Ensure you specifically address the following additional comments:

•	Please identify the elements that would be included in each business line.

•

Each missing element should be analyzed to determine whether the missing element is or is not minor. Such analysis should clearly indicate how you arrived at such conclusion. For example, it appears that you believe shared manufacturing facilities and shared sales forces are missing elements. You also believe that these elements are not minor; and therefore, the respective business lines are not businesses. Better explain your basis for these conclusions.

•	Regarding the determination of whether a centralized sales force is or is not minor to the determination of whether the business lines are or are not businesses, please tell us what consideration you have given to the number of competitors that also have qualified sales forces. On page 10 of your 2006 Form 10-K you state, “…the company faces several strong competitors that compete with a significant portion of the company’s total product offering. In addition, there are a number of small independent companies that compete with portions of the company’s product lines.” As such, it would seem that potentially there are qualified sales people that are familiar with the products and associated customers that could be hired by the product lines to deliver the products to customers. Refer to Example 1, Scenario 3 and Example 2, Scenario 2 in EITF 98-3 for guidance.

•	We note that you have decided to no longer allocate goodwill of $4 million to your sale of the Yantai, China facility and inventory and equipment. Please tell us how you came to this conclusion.

•

We note that during fiscal year 2004, you sold two product lines. In connection with the sale of these two product lines, you reduced goodwill by a total of $8.5 million. Considering the guidance in EITF 98-3 regarding goodwill previously noted, please tell us how these two transactions factor into your analysis of the business lines

Response

•	Please identify the elements that would be included in each business line.

The chart we provided in our April 5, 2007 response letter to the Staff (Staff comment number four, bullet two) listed certain elements that were included in our product lines (as those elements were applicable to the scope of activities considered in our EITF 98-3 analysis). However, the scope of activities considered in our EITF 98-3 analysis were those activity elements that were primarily missing across our products lines. We believe our analysis is consistent with that required by EITF 98-3, which is to identify any missing elements that would preclude a set of activities to operate as a self-sustaining business.

•

Each missing element should be analyzed to determine whether the missing element is or is not minor. Such analysis should clearly indicate how you arrived at such conclusion. For example, it appears that you believe shared manufacturing facilities and shared sales forces are missing elements. You also believe that these elements are not minor; and therefore, the respective business lines are not businesses. Better explain your basis for these conclusions.

The chart we provided in our April 5, 2007 response letter to the Staff (Staff comment number four, bullet two) listed responses next to various input, process and output activities. Our March 7, 2007 and April 5, 2007 response letters discussed the basis of our conclusions as to whether our product lines are self-sustaining integrated sets of activities and assets conducted and managed for the purpose of providing returns to investors.

Per paragraph six of EITF 98-3:

“The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set”

As such, using judgment, we formed a conclusion by applying EITF 98-3 to the facts and circumstances surrounding our product lines, company operations, customers and industry. This judgment and knowledge is supported by various staff and executive employees, who have many years of in-depth company and industry experience, and who participated in our EITF 98-3 analysis.

•

Regarding the determination of whether a centralized sales force is or is not minor to the determination of whether the business lines are or are not businesses, please tell us what consideration you have given to the number of competitors that also have qualified sales forces. On page 10 of your 2006 Form 10-K you state, “…the company faces several strong competitors that compete with a significant portion of the company’s total product offering. In addition, there are a number of small independent companies that compete with portions of the company’s product lines.” As such, it would seem that potentially there are qualified sales people that are familiar with the products and associated customers that could be hired by the product lines to deliver the products to customers. Refer to Example 1, Scenario 3 and Example 2, Scenario 2 in EITF 98-3 for guidance.

The examples the Staff referenced above refer to the replacement of senior management for a set of activities, which the examples indicate is minor activity. We believe replacing our sales force, which has unique skills and customer relationships, with qualified personnel from competitors would be extremely costly, time consuming and seriously detrimental to sustaining our sales as our product lines would not, for a period of time, have access to customers that purchase the outputs of the transferred set.

We believe Example 1, Scenario 1 is a relevant example from EITF 98-3. Per that example’s conclusion:

“the set is not able, on a standalone basis, to continue normal operations and sustain its revenue stream, and, therefore, is not a business”

This example conclusion was reached as the missing elements taken as a whole are more than minor because they cannot be obtained easily and would require significant cost to obtain. Additionally, per paragraph six of EITF 98-3:

“A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers . . . The assessment of whether excluded items are only minor . . .should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort and the cost required to obtain the missing element.”

Our product lines would have to incur significant investment dollars and time recruiting personnel from competitors, training those personnel in the use and applicability of our products and allowing the sales personnel time to develop new customer relationships based on trust in the context of being a former competitor/customer. While this recruiting, training and customer relationship development process would be occurring, our product lines would effectively not have a sales force through which to sell products. Our product lines could not survive without an ability to access customers through an effective, knowledgeable sale force that customers trust.

We strongly believe that our sales force contains unique skills and customer relationships that would be very costly, time consuming and detrimental to a going concern to replace and that our product lines could not sustain revenues to be considered a business. When also considered with other missing elements (e.g. dedicated manufacturing facilities and equipment, shared trademarks, shared customer contracts and raw material procurement agreements), our product lines have many missing activities that, in the aggregate, would preclude them from self-sustaining revenues and being businesses.

•	We note that you have decided to no longer allocate goodwill of $4 million to your sale of the Yantai, China facility and inventory and equipment. Please tell us how you came to this conclusion.

This sale closed on April 2, 2007 and we are currently in the process of finalizing our accounting analysis of the transaction. At the time of our first quarter 10-Q filing we had not completed our accounting analysis of the broadband product line sale. We will provide the Staff with a copy of our analysis upon completion.

•

We note that during fiscal year 2004, you sold two product lines. In connection with the sale of these two product lines, you reduced goodwill by a total of $8.5 million. Considering the guidance in EITF 98-3 regarding goodwill previously noted, please tell us how these two transactions factor into your analysis of the business lines.

Since we reported our operations as one operating segment prior to fiscal 2005, and since our goodwill impairment test was conducted on our five reporting units starting in fiscal 2005 (also see our response to #6 above), the fiscal 2004 transactions referenced in your comment did not factor into our fiscal 2005 analysis as to whether our product lines were self-sustaining businesses as defined by EITF 98-3.

8. Income Taxes, page 54

9.	We note the disclosure you intend to include in your next periodic filings in response to comment 7 in our letter dated March 22, 2007. Please also disclose your conclusion in the fourth quarter of fiscal year 2006 that your strategies to transfer certain intellectual property to the foreign affiliates utilizing the intellectual property in their operations was determined to no longer be supportable during the fourth quarter of fiscal year 2006 including the reasons why. Based on your response to comment 5, it appears that this tax planning strategy was material in demonstrating that there was positive evidence that your U.S. net deferred tax assets were more likely than not realizable prior to the fourth quarter of fiscal year 2006. Please provide us with such disclosure.

Response

We included a discussion that the transfer of certain intellectual property to foreign affiliates was determined, during the fourth quarter of fiscal 2006, to no longer be a feasible tax planning strategy in Note 14, Income Taxes of our Q2 Form 10-Q.

The company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at phone number (708) 236-6500 or fax number (708) 492-3773 if you have any questions or require additional information.

Sincerely,

/s/ Marty R. Kittrell
Marty R. Kittrell
Executive Vice President and Chief Financial Officer

Exhibit A

CRITICAL ACCOUNTING POLICIES

We use certain critical accounting policies as described in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” of our Annual Report on Form 10-K for the fiscal year ended September 30, 2006 filed with the Securities and Exchange Commission. There have been no material changes in our critical accounting policies during the six months ended March 31, 2007. The following is providing additional disclosure related to our critical accounting policies:

Goodwill

We perform an annual impairment test of goodwill on the first day of our fiscal fourth quarter, July 1. In fiscal 2006, we managed our business as five operating segments. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we determined these operating segments were our reporting units. We tested each reporting unit for possible goodwill impairment by comparing each reporting unit’s net book value to fair value. As each reporting unit’s fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units for the purpose of our annual or periodic analyses, we make estimates and judgments about the future cash flows of these businesses as well as fair value on a comparable business basis.

We use both the Discounted Cash Flow (“DCF”) method and the Comparable Business (“CB”) method for determining fair value of our reporting units. The CB method is a valuation technique by which the fair value of the equity of a business is estimated by comparing it to publicly traded companies in similar lines of business. The multiples of key metrics of other similar companies (revenue and/or EBITDA) are generally applied to the historical or projected results of the company being valued to determine its fair market value. The DCF method considers the future cash flow projections of the company and the value of those projections discounted to the present day. While the use of historical results and future projections can result in different valuations for a company, it is a generally accepted valuation practice to apply more than one valuation technique to establish a range of values for a business. Since each technique relies on different inputs and assumptions, it is unlikely that each technique would yield the same results. However, it is expected that the different techniques would establish a reasonable range.

On an annual basis, we assess the current business environment, changes in the operations of each reporting unit, deviations from projected results, and the results of the prior year goodwill impairment test. We then determine if the DCF method, the CB method or both will be used in performing the current year goodwill impairment test. When both methods are used for a reporting unit, we consider the similarities of each valuation to the underlying business to determine the weight given to each method. In 2005 and 2006, we weighted the two methods equally in determining the value of the reporting units that used both methods because we believe both methods have an equal probability of providing an appropriate fair value. In fiscal 2006, we used the DCF method for all reporting units and the CB method for Base Station Subsystems, Wireless Innovations and Satellite Communications as these represented management’s best estimate of the fair value of each reporting unit.

When using the CB method, we select comparable companies that operate in the same market place as the reporting unit. Because of the limited number of companies that operate in the same market and are of the same size as the reporting unit, we focus on companies that closely match the reporting unit from a product offering and customer base standpoint, regardless of size. When considering the multiples of the comparable companies we factor in the size of the comparable companies when selecting the appropriate multiple to use in the valuation. Generally, the CB method has resulted in a higher valuation of our reporting units than the DCF method. This is indicative of the future prospects and higher values the market places on companies that operate in our industry.

Although our cash flow forecasts used in the DCF method are based on assumptions that are consistent with plans and estimates we are using to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. If actual results are different from our forecasts, future tests may indicate an impairment of goodwill, which could result in non-cash charges, adversely affecting our results of operations.

The following tables summarize the significant assumptions in the 2006 DCF fair value calculations:

REVENUE GROWTH RATE	PROJECTED (as of July 1, 2006 valuation date)
	2007	2008	2009	2010	Terminal
Antenna and Cable Products	5.6%	4.8%	3.6%	2.0%	1.0%
Satellite Communications	23.6%	20.4%	8.7%	8.5%	4.0%
Base Station Subsystems	0.0%	25.4%	9.7%	8.5%	5.0%
Network Solutions	5.6%	7.1%	5.2%	3.0%	2.0%
Wireless Innovations	11.4%	10.0%	10.0%	7.5%	4.0%

EBIT MARGIN	PROJECTED (as of July 1, 2006 valuation date)
	2007	2008	2009	2010	Terminal
Antenna and Cable Products	11.9%	11.2%	11.3%	11.3%	10.4%
Satellite Communications	(0.9)%	3.2%	4.9%	5.1%	5.1%
Base Station Subsystems	2.3%	7.6%	11.5%	12.3%	12.5%
Network Solutions	14.1%	19.9%	22.7%	22.7%	22.7%
Wireless Innovations	15.6%	17.3%	18.9%	19.0%	19.0%

The following tables summarize the significant assumptions in the 2005 DCF fair value calculations:

REVENUE GROWTH RATE	PROJECTED (as of July 1, 2005 valuation date)
	2006	2007	2008	2009	Terminal
Antenna and Cable Products	7.7%	3.3%	2.0%	2.0%	2.0%
Satellite Communications	18.3%	34.8%	18.4%	15.1%	4.0%
Base Station Subsystems	2.1%	19.7%	20.0%	2.5%	5.0%
Network Solutions	(22.7)%	3.5%	3.5%	3.8%	3.0%
Wireless Innovations	12.0%	12.0%	8.5%	8.5%	5.0%

EBIT MARGIN	PROJECTED (as of July 1, 2005 valuation date)
	2006	2007	2008	2009	Terminal
Antenna and Cable Products	14.3%	15.0%	15.0%	15.0%	15.0%
Satellite Communications	5.3%	6.8%	7.7%	8.3%	8.3%
Base Station Subsystems	1.3%	7.6%	14.2%	15.8%	18.5%
Network Solutions	19.3%	19.1%	21.9%	23.5%	23.5%
Wireless Innovations	17.6%	19.1%	17.0%	16.6%	16.6%

The following table summarizes the discount rates used in the 2006 and 2005 DCF fair value calculations:

	Discount Rate
	2006	2005
Antenna and Cable Products	13%	10%
Satellite Communications	13%	12%
Base Station Subsystems	14%	16%
Network Solutions	14%	11%
Wireless Innovations	14%	13%

The following table summarizes the significant assumptions used in the 2006 and 2005 CB fair value calculations:

	2006					2005
	CB Multiples Used				Control Premium	CB Multiples Used			Control Premium
	Revenue		EBITDA			Revenue	EBITDA
Antenna and Cable Products	(a	)	(a	)	(a )	1.2x	8.6x		(c	)
Satellite Communications	0.5x		8.0x		20%	0.7x	8.1x		(c	)
Base Station Subsystems	1.2x		10.0x		20%	1.3x	(b	)	(c	)
Network Solutions	(a	)	(a	)	(a )	2.1x	8.4x		(c	)
Wireless Innovations	1.5x		9.0x		20%	1.6x	8.2x		(c	)

(a)	The Comparable Business method was not used for Antenna and Cable Products and Network Solutions for the 2006 valuation because these reporting units had continued positive results in fiscal 2006, had large amounts of headroom in fiscal 2005 and had fiscal 2006 projected results that indicated continued revenue and EBIT margin growth.
(b)	EBITDA was not used for Base Station Subsystems in the 2005 valuation. As of the valuation date, the EBITDA for Base Station Subsystems was considered a de minimis amount and not representative of the value of the reporting unit.
(c)	The control premium was factored into the selection of the Revenue and EBITDA Multiples in the 2005 fair value calculation.

The following table illustrates the goodwill allocated to each reporting unit as of March 31, 2007 and September 30, 2006 and 2005, and the amount of headroom, (which represents the percentage difference between each reporting unit’s fair value and carrying value) as of our annual impairment test, July 1, 2006 and 2005, as follows:

	Goodwill (In thousands)			Headroom (1)
	March 31, 2007	September 30,		July 1,
		2006	2005	2006	2005
Antenna and Cable Products	$226,356	$196,299	$186,308	24%	85%
Satellite Communications	14,371	14,207	7,085	43%	184%
Base Station Subsystems	411,782	411,782	402,799	6%	5%
Network Solutions	117,779	117,178	113,233	7%	29%
Wireless Innovations	143,147	143,200	152,658	45%	3%

(1)	Headroom = (fair value - carrying value)/carrying value

The decrease in Antenna and Cable Products headroom is due primarily to the use of a higher discount rate resulting from long-term uncertainty of future copper prices and the markets continued acceptance of copper cable as compared to other products, such as optical fiber. The decrease in the Satellite Communications headroom is due to a lower fiscal 2006 fair value resulting from lower projected long-term revenues and cash flows in fiscal 2006 versus fiscal 2005 and a higher fiscal 2006 carrying value due primarily to the acquisition of Skyware in February 2006. The decrease in the Network Solutions headroom was primarily the result of greater uncertainty in the assumptions (e.g. greater mix of international revenue) underlying the reporting unit’s fair value. As a result, a more conservative discount rate was applied to determine the fair value of the reporting unit. The increase in Wireless Innovations headroom was the result of a higher fair value due to higher projected long-term revenues and cash flows resulting from expected continued strong market acceptance of the product offering.

The following table illustrates the impact on the amount of headroom of a change to each of the critical assumptions used in the goodwill valuation for 2006:

	HEADROOM ANALYSIS AS OF JULY 1, 2006
	Antenna and Cable Products	Satellite Communications	Base Station Subsystems	Network Solutions	Wireless Innovations
Headroom	24%	43%	6%	7%	45%

METHOD USED
TEN PERCENTAGE POINT:
Decrease in Comparable Business (CB) Weighting	N/A	39%	4%	N/A	44%
Increase in Comparable Business (CB) Weighting	N/A	49%	8%	N/A	45%

DCF METHOD
ONE PERCENTAGE POINT:
Decrease in Revenue Growth Rate	20%	41%	4%	2%	41%
Increase in Revenue Growth Rate	28%	46%	8%	12%	47%
Decrease in EBIT Margin	12%	29%	1%	0%	40%
Increase in EBIT Margin	36%	59%	11%	14%	49%
Decrease in Terminal Growth Rate	18%	38%	1%	(2)%	39%
Increase in Terminal Growth Rate	31%	51%	12%	18%	52%
Decrease in Discount Rate	35%	52%	13%	22%	54%
Increase in Discount Rate	15%	37%	0%	(5)%	37%

CB METHOD
TEN PERCENT:
Decrease in Revenue Multiple	N/A	39%	2%	N/A	40%
Increase in Revenue Multiple	N/A	48%	10%	N/A	50%
Decrease in EBITDA Multiple	N/A	39%	3%	N/A	41%
Increase in EBITDA Multiple	N/A	47%	9%	N/A	49%

FIVE PERCENTAGE POINT:
Decrease in Control Premium	N/A	40%	4%	N/A	42%
Increase in Control Premium	N/A	47%	8%	N/A	48%

N/A - The CB method was not used for determining the fair value of this reporting unit

Network Solutions has continued to produce positive results; however, because of the sensitivity of the valuation to changes in the cash flow projections, there is a greater risk of potential future impairment. Some of the significant factors that could impact the cash flow projections for Network Solutions are (1) the level of revenue resulting from the consolidation of U.S. wireless service providers, (2) the timing and volume of international expansion opportunities, (3) the ability to maintain operating margin levels, (4) the ability to develop new and enhanced products and (5) our ability to execute direct production and overhead cost reductions.

As a result of its relatively large amount of goodwill and its operating losses in fiscal 2004, 2005 and 2006, Base Station Subsystem’s goodwill is at a higher risk of potential future impairment. Our future cash flow projections for Base Station Subsystems include (1) higher sales volumes resulting from international wireless network expansion, in particular from China which is expected to begin building their third generation (3G) networks in late 2007 and into 2008, (2) increased gross margin rates as a result of our outsourcing of North American and European filter manufacturing to Elcoteq S.A., (3) increased facility utilization as a result of the restructuring of our operations in line with our business needs, (4) introduction of new products and rationalization of research and development spending resulting in sales volumes growing at a higher rate than operating expenses, and (5) focus on higher margin products and business relationships resulting in an improved mix of product sales.

If one or more of these assumptions differ from our forecasts, future tests may indicate an impairment of goodwill.

As a result of the losses generated by Base Station Subsystems in the first six months of fiscal 2007, we determined that a potential indicator of impairment had occurred and an interim test for goodwill impairment was required. We performed a “step one” impairment test, in accordance with paragraph 19 of SFAS 142, on this reporting unit as of March 31, 2007. Based on the test, we determined that a potential indicator of impairment existed and a “step two” test, in accordance with SFAS 142, was required. We expect to complete the “step two” test of the Base Station Subsystems reporting unit in the next 90 days. Goodwill represents approximately 90% of the net assets of the Base Station Subsystems reporting unit. Based on the results of the test, all or a portion of the $412 million of Base Station Subsystems goodwill may be written off as a non-cash charge to earnings.

Exhibit B

Exhibit IA

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of June 30, 2005

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$1,155,000	IV

Income Approach: Discounted Cash Flow Analysis	$1,160,000	III

Concluded Fair Value of Equity (Rounded) (1)	$1,160,000

Note:
(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVA, Page 1 of 7

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Valuation as of June 30, 2005

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Antenna & Cable	Commscope Inc.	Alcatel	Superior Essex Inc.	Belden Cdt Inc.	General Cable Corp.	Adc Telecommunications Inc.
Ticker Symbol	NA	CTV	ALA	SPSX	BDC	BGC	ADCT
Valuation Multiples
BEV/Revenue	N/A	0.9x	0.9x	0.4x	0.8x	0.5x	2.3x
BEV/EBITDA	N/A	8.8x	7.9x	6.8x	8.1x	9.2x	21.2x
BEV/EBIT	N/A	17.7x	20.1x	9.3x	11.6x	13.0x	38.3x

Market Capitalization
Stock Price	N/A	17.40	10.90	17.70	21.20	14.80	21.80
Shares Outstanding	N/A	55	1,306	17	47	40	116

Market Value of Equity	N/A	$948	$14,233	$303	$999	$585	$2,529
Preferred Stock	—	—	—	—	—	104	—
Short Term Debt	49	13	1,344	40	15	2	—
Long Term Debt	89	291	3,914	263	231	394	400

Total Debt	138	304	5,258	303	246	396	400
Market Value of Invested Capital	N/A	1,252	19,491	606	1,245	1,084	2,929
Cash	109	187	5,599	11	221	35	549

Business Enterprise Value	N/A	$1,065	$13,892	$594	$1,024	$1,050	$2,380
Key Financial Information

Revenue	$948	$1,251	$15,258	$1,599	$1,259	$2,046	$1,053
Operating Income (EBIT)	118	60	691	64	88	81	62
EBITDA	143	121	1,748	87	126	114	112
Net Operating Cash Flow	—	78	50	29	76	30	(11)
Net Income (Before XO Items)	118	30	466	24	24	48	66
Total Book Value of Equity	$623	$476	$6,591	$192	$797	$302	$749

Exhibit IV A, Page 2 of 7

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Income Statements

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation – Antenna & Cable	Commscope Inc.	Alcatel	Superior Essex Inc.	Belden Cdt Inc.	General Cable Corp.	Adc Telecommunications Inc.
Ticker:	NA	CTV	ALA	SPSX	BDC	BGC	ADCT
Latest Twelve Months Ended:	06/30/05	6/30/2005	6/30/2005	6/30/2005	6/30/2005	4/1/2005	4/29/2005
Net Sales	$948.1	$1,250.5	$15,257.5	$1,598.7	$1,258.6	$2,046.3	$1,052.5
Cost of Goods Sold (1)	707.5	944.4	9,766.1	1,435.2	974.3	1,809.6	667.9

Gross Income	240.6	306.1	5,491.4	163.5	284.3	236.7	384.6

Operating Expenses	97.5	184.9	3,743.3	76.2	158.6	122.5	272.2

EBITDA (2)	143.1	121.2	1,748.1	87.3	125.7	114. 2	112.4

Depreciation & Amortization Expense	25.0	60.9	1,056.8	23.6	37.3	33.3	50.2

EBIT (3)	118.1	60.3	691.3	63.7	88.4	80.9	62.2

Interest Expense	—	(4.9)	(145.3)	(28.8)	(12.0)	(36.5)	(4.9)
Nonoperating Income (Expense)	—	—	(224.0)	0.9	—	(0.8)	9.8
Nonrecurring Income (Expense)	—	(18.2)	268.8	5.1	(29.5)	(6.9)	3.6

Pretax Income	118.1	37.2	590.8	40.9	46.9	36.7	70.7

Total Income Taxes	—	7.3	37.5	16.6	21.8	(11.7)	4.7
Minority Interest Expense (Income)	—	—	87.2	—	0.7	—	—

Net Income before Extraordinaries	118.1	29.9	466.1	24.3	24.4	48.4	66.0

Extraordinaries & Discontinued Ops.	—	—	(265.1)	—	16.9	0.4	65.3

Net Income after Extraordinaries	118.1	29.9	201.0	24.3	41.3	48.8	131.3

Extraordinaries & Discontinued Ops.	—	—	(265.1)	—	16.9	0.4	65.3
Nonrecurring Income (Expense)	—	(18.2)	268.8	5.1	(29.5)	(6.9)	3.6
Effective Tax Rate	—	0.2	0.1	0.4	0.5	(0.3)	0.1
Related Tax Expense (4)	—	(3.6)	17.1	2.1	(13.7)	2.2	0.2

Net Income, Adjusted	$118.1	$44.5	$214.4	$21.3	$40.2	$57.5	$62.6

Other Relevant Financial Information
Capital Expenditures	$23.5	$(22.2)	$(512.1)	$(18.9)	$(26.0)	$(37.4)	$(12.5)
Research & Development Expense	—	32.5	1,863.2	—	—	—	65.8

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVA, Page 3 of 7

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Income Statements—Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation – Antenna & Cable	Commscope Inc.	Alcatel	Superior Essex Inc.	Belden Cdt Inc.	General Cable Corp.	Adc Telecommunications Inc.
Ticker:	NA	CTV	ALA	SPSX	BDC	BGC	ADCT	Median	Average
Latest Twelve Months Ended:	06/30/05	6/30/2005	6/30/2005	6/30/2005	6/30/2005	4/1/2005	4/29/2005
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (l)	74.6%	75.5%	64.0%	89.8%	77.4%	88.4%	63.5%	76.5%	76.4%

Gross Income	25.4%	24.5%	36.0%	10.2%	22.6%	11.6%	36.5%	23.5%	23.6%

Operating Expenses	10.3%	14.8%	24.5%	4.8%	12.6%	6.0%	25.9%	13.7%	14.8%

EBITDA (2)	15.1%	9.7%	11.5%	5.5%	10.0%	5.6%	10.7%	9.8%	8.8%

Depreciation & Amortization Expense	2.6%	4.9%	6.9%	1.5%	3.0%	1.6%	4.8%	3.9%	3.8%

EBIT(3)	12.5%	4.8%	4.5%	4.0%	7.0%	4.0%	5.9%	4.7%	5.0%

Interest Expense	0.0%	-0.4%	-1.0%	-1.8%	-1.0%	-1.8%	-0.5%	-1.0%	-1.1%
Nonoperating Income (Expense)	0.0%	0.0%	-1.5%	0.1%	0.0%	0.0%	0.9%	0.0%	-0.1%
Nonrecurring Income (Expense)	0.0%	-1.5%	1.8%	0.3%	-2.3%	-0.3%	0.3%	0.0%	-0.3%

Pretax Income	12.5%	3.0%	3.9%	2.6%	3.7%	1.8%	6.7%	3.4%	3.6%

Total Income Taxes	0.0%	0.6%	0.2%	1.0%	1.7%	-0.6%	0.4%	0.5%	0.6%
Minority Interest Expense (Income)	0.0%	0.0%	0.6%	0.0%	0.1%	0.0%	0.0%	0.0%	0.1%

Net Income before Extraordinaries	12.5%	2.4%	3.1%	1.5%	1.9%	2.4%	6.3%	2.4%	2.9%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	-1.7%	0.0%	1.3%	0.0%	6.2%	0.0%	1.0%

Net Income after Extraordinaries	12.5%	2.4%	1.3%	1.5%	3.3%	2.4%	12.5%	2.4%	3.9%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	-1.7%	0.0%	1.3%	0.0%	6.2%	0.0%	1.0%
Nonrecurring Income (Expense)	0.0%	-1.5%	1.8%	0.3%	-2.3%	-0.3%	0.3%	0.0%	-0.3%
Related Tax Expense (4)	0.0%	-0.3%	0.1%	0.1%	-1.1%	0.1%	0.0%	0.1%	-0.2%

Net Income, Adjusted	12.5%	3.6%	1.4%	1.3%	3.2%	2.8%	6.0%	3.0%	3.0%

Other Relevant Financial Information
Capital Expenditures	2.5%	-1.8%	-3.4%	-1.2%	-2.1%	-1.8%	-1.2%	-1.8%	-1.9%
Research & Development Expense	0.0%	2.6%	12.2%	0.0%	0.0%	0.0%	6.3%	1.3%	3.5%

Notes:
(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVA, Page 4 of 7

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Balance Sheets

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Antenna & Cable	Commscope Inc.	Alcatel	Superior Essex Inc.	Belden Cdt Inc.	General Cable Corp.	Adc Telecommunications Inc.
Ticker:	NA	CTV	ALA	SPSX	BDC	BGC	ADCT
As of:	06/30/05	6/30/2005	6/30/2005	6/30/2005	6/30/2005	4/1/2005	4/29/2005
Assets
Cash & Short-Term Investments	$109.4	$187.2	$5,599.1	$11.4	$220.5	$34.5	$548.7
Net Receivables	242.5	164.9	4,671.8	174.7	205.6	383.6	247.7
Inventories	187.8	110.7	1,860.7	180.6	238.8	338.6	123.9
Other Current Assets	38.0	51.1	1,535.1	21.1	40.4	51.6	34.2

Total Current Assets	577.7	513.9	13,666.7	387.8	705.3	808.3	954.5

Net Property, Plant & Equipment	150.2	287.8	1,269.9	235.0	324.8	353.2	219.0
Total Long-Term Investments	6.6	—	1,170.7	—	—	—	18.3
Intangibles	188.3	227.7	5,712.9	42.5	359.3	—	263.7
Other Assets	14.5	35.1	2,669.5	(0.1)	18.6	100.0	43.7

Total Long-Term Assets	359.6	550.6	10,823.0	277.4	702.7	453.2	544.7

Total Assets	$937.3	$1,064.5	$24,489.7	$665.2	$1,408.0	$1,261.5	$1,499.2

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$48.8	$13.0	$1,343.8	$40.1	$15.3	$2.0	$—
Accounts Payable	106.4	64.7	4,124.6	81.7	143.4	371.4	86.5
Income Taxes Payable	—	—	52.1	—	—	—	25.9
Other Current Liabilities	47.7	95.7	6,025.2	41.1	90.2	115.3	167.9

Total Current Liabilities	202.9	173.4	11,545.7	162.9	248.9	488.7	280.3

Long-Term Debt	89.4	290.8	3,913.9	262.8	231.1	393.9	400.0
Deferred Taxes & Investment Tax Credit	—	—	157.4	—	73.6	13.8	—
Minority Interest	—	—	530.3	—	8.2	—	—
Other Liabilities	22.0	124.8	1,751.8	47.9	49.5	63.4	69.9

Total Long-Term Liabilities	111.4	415.6	6,353.4	310.7	362.4	471.1	469.9

Total Liabilities	314.3	589.0	17,899.1	473.6	611.3	959.8	750.2

Preferred Stock (Carrying Value)	—	—	—	—	—	103.5	—
Common Equity	—	475.5	6,590.6	191.6	796.6	198.2	749.0

Total Shareholders’ Equity	623.1	475.5	6,590.6	191.6	796.6	301.7	749.0

Total Liabilities & Shareholders’ Equity	$937.3	$1,064.5	$24,489.7	$665.2	$1,407.9	$1,261.5	$1,499.2

Other Relevant Financial Information
Working Capital (1)	$374.8	$340.5	$2,121.0	$224.9	$456.4	$319.6	$674.2
Debt-Free & Cash-Free Working Capital (2)	314.3	166.3	(2,134.3)	253.6	251.2	287.1	125.5
Interest Bearing Debt (3)	138.2	303.8	5,257.7	302.9	246.4	395.9	400.0

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt

Source: Capital IQ.

Exhibit IVA, Page 5 of 7

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Balance Sheets - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Antenna & Cable	Commscope Inc.	Alcatel	Superior Essex Inc.	Belden Cdt Inc.	General Cable Corp.	Adc Telecommunications Inc.
Ticker:	NA	CTV	ALA	SPSX	BDC	BGC	ADCT	Median	Average
As of:	06/30/05	6/30/2005	6/30/2005	6/30/2005	6/30/2005	4/1/2005	4/29/2005
Assets
Cash & Short-Term Investments	11.7%	17.6%	22.9%	1.7%	15.7%	2.7%	36.6%	16.6%	16.2%
Net Receivables	25.9%	15.5%	19.1%	26.3%	14.6%	30.4%	16.5%	17.8%	20.4%
Inventories	20.0%	10.4%	7.6%	27.1%	17.0%	26.8%	8.3%	13.7%	16.2%
Other Current Assets	4.1%	4.8%	6.3%	3.2%	2.9%	4.1%	2.3%	3.6%	3.9%

Total Current Assets	61.6%	48.3%	55.8%	58.3%	50.1%	64.1%	63.7%	57.1%	56.7%

Net Property, Plant & Equipment	16.0%	27.0%	5.2%	35.3%	23.1%	28.0%	14.6%	25.1%	22.2%
Total Long-Term Investments	8.7%	0.0%	4.8%	0.0%	0.0%	0.0%	1.2%	0.0%	1.0%
Intangibles	20.1%	21.4%	23.3%	6.4%	25.5%	0.0%	17.6%	19.5%	15.7%
Other Assets	1.5%	3.3%	10.9%	0.0%	1.3%	7.9%	2.9%	3.1%	4.4%

Total Long-Term Assets	38.4%	51.7%	44.2%	41.7%	49.9%	35.9%	36.3%	42.9%	43.3%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	5.2%	1.2%	5.5%	6.0%	1.1%	0.2%	0.0%	1.2%	2.3%
Accounts Payable	11.4%	6.1%	16.8%	12.3%	10.2%	29.4%	5.8%	11.2%	13.4%
Income Taxes Payable	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	1.7%	0.0%	0.3%
Other Current Liabilities	5.1%	9.0%	24.6%	6.2%	6.4%	9.1%	11.2%	9.1%	11.1%

Total Current Liabilities	21.6%	16.3%	47.1%	24.5%	17.7%	38.7%	18.7%	21.6%	27.2%

Long-Term Debt	9.5%	27.3%	16.0%	39.5%	16.4%	31.2%	26.7%	27.0%	26.2%
Deferred Taxes & Investment Tax Credit	0.0%	0.0%	0.6%	0.0%	5.2%	1.1%	0.0%	0.3%	1.2%
Minority Interest	0.0%	0.0%	2.2%	0.0%	0.6%	0.0%	0.0%	0.0%	0.5%
Other Liabilities	2.3%	11.7%	7.2%	7.2%	3.5%	5.0%	4.7%	6.1%	6.5%

Total Long-Term Liabilities	11.9%	39.0%	25.9%	46.7%	25.7%	37.3%	31.3%	34.3%	34.4%

Total Liabilities	33.5%	55.3%	73.1%	71.2%	43.4%	76.1%	50.0%	63.3%	61.5%

Preferred Stock (Carrying Value)	0.0%	0.0%	0.0%	0.0%	0.0%	8.2%	0.0%	0.0%	1.4%
Common Equity	0.0%	44.7%	26.9%	28.8%	56.6%	15.7%	50.0%	36.7%	37.1%

Total Shareholders’ Equity	66.5%	44.7%	26.9%	28.8%	56.6%	23.9%	50.0%	36.7%	38.5%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

Source: Capital IQ.

Exhibit IVA, Page 6 of 7

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of June 30, 2005

Company Name:	Andrew Corporation - Antenna & Cable	Commscope Inc.	Alcatel	Superior Essex Inc.	Belden Cdt Inc.	General Cable Corp.	Adc Telecommunications Inc.
Ticket:	NA	CTV	ALA	SPSX	BDC	BGC	ADCT	Median	Average
Latest Twelve Months Ending:	06/30/05	6/30/2005	6/30/2005	6/30/2005	6/30/2005	4/1/2005	4/29/2005
Liquidity Ratios
Cash & Equivalents / Total Assets	11.7%	17.6%	22.9%	1.7%	15.7%	2.7%	36.6%	16.6%	16.2%
Working Capital % of Sales (1)	39.5%	27.2%	13.9%	14.1%	36.3%	15.6%	64.1%	21.4%	28.5%
Debt-Free Working Capital % of Sales (2)	44.7%	28.3%	22.7%	16.6%	37.5%	15.7%	64.1%	25.5%	30.8%
Cash/Debt-Free Working Capital % of sales (3)	33.1%	13.3%	-14.0%	15.9%	20.0%	14.0%	11.9%	13.7%	10.2%
Current Ratio	2.8	3.0	1.2	2.4	2.8	1.7	3.4	2.6	2.4
Quick Ratio (4)	1.7	2.0	0.9	1.1	1.7	0.9	2.8	1.4	1.6

Efficiency Ratios
Accounts Receivable Turnover	3.9	7.6	3.3	9.2	6.1	5.3	4.2	5.7	6.0
Days’ Receivable	93.3	48.1	111.8	39.9	59.6	68.4	85.9	64.0	69.0
Accounts Payable Turnover	6.6	14.6	2.4	17.6	6.8	4.9	7.7	7.3	9.0
Days’ Payable	54.9	25.0	154.2	20.8	53.7	74.9	47.3	50.5	62.6
Inventory Turnover	3.8	8.5	5.2	7.9	4.1	5.3	5.4	5.4	6.1
Days’ Inventory	96.9	42.8	69.5	45.9	89.5	68.3	67.7	68.0	64.0
Net PP&E Turnover	6.3	4.3	12.0	6.8	3.9	5.8	4.8	5.3	6.3
Asset Turnover	1.0	1.2	0.6	2.4	0.9	1.6	0.7	1.0	1.2

Leverage Ratios
Times Interest Earned	N/A	12.3	4.8	2.2	7.4	2.2	12.7	6.1	6.9
Debt / Book Capital	18.2%	39.0%	44.4%	61.3%	23.6%	56.8%	34.8%	41.7%	43.3%
Debt / Assets	14.7%	28.5%	21.5%	45.5%	17.5%	31.4%	26.7%	27.6%	28.5%
Assets / Equity	1.5	2.2	3.7	3.5	1.8	4.2	2.0	2.9	2.9

Profitability Ratios
EBITDA Margin	15.1%	9.7%	11.5%	5.5%	10.0%	5.6%	10.7%	9.8%	8.8%
EBIT Margin	12.5%	4.8%	4.5%	4.0%	7.0%	4.0%	5.9%	4.7%	5.0%
Net Income Margin (5)	12.5%	2.4%	3.1%	1.5%	1.9%	2.4%	6.3%	2.4%	2.9%

DuPont Return on Equity
Net Income Margin (5)	12.5%	2.4%	3.1%	1.5%	1.9%	2.4%	6.3%	2.4%	2.9%
Asset Turnover	1.0	1.2	0.6	2.4	0.9	1.6	0.7	1.0	1.2
Return on Assets	12.6%	2.8%	1.9%	3.6%	1.7%	3.8%	4.4%	3.2%	3.0%
Assets / Equity	1.5	2.2	3.7	3.5	1.8	4.2	2.0	2.9	2.9
Return on Equity	19.0%	6.3%	7.1%	12.6%	3.1%	16.0%	8.8%	7.9%	9.0%

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivable) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVA, Page 7 of 7

Andrew Corporation

Antennas and Cable

Business Enterprise Valuation

Valuation Analysis

Valuation as of June 30. 2005

($Millions)

		BEV/ Revenue	BEV/ EBITDA
		LTM	LTM
	High	2.3x	21.2x
	Low	0.4x	6.8x
	Median	0.8x	8.5x
	Average	1.0x	10.3x

	Selected Market Multiple	1.2x	8.6x
Times:	Financial Metric	$948	$143

Equals:	Estimated Business Enterprise Value	$1,138	$1,231

	Selected Business Enterprise Value	$1,138	$1,231

Plus:	Cash	109	109
Plus:	Non-Operating Assets	—	—

Equals:	Fair Value of Invested Capital (Marketable, Controlling Interest)	$1,247	$1,340

Less:	Total Interest Bearing Debt	(138)	(138)
Less:	Non-Operating Liabilities	—	—

Equals:	Estimated Fair Value of Equity (Marketable, Controlling Interest)	$1,109	$1,202

Exhibit IB

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of June 30, 2005

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$519,000	IV

Income Approach: Discounted Cash Flow Analysis	$465,000	III

Concluded Fair Value of Equity (Rounded)	$492,000

Note:
(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVB, Page 1 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Valuation as of June 30, 2005

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Base Stations	Remee Inc.	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelee	Foundry Networks, Inc.
Ticker Symbol	NA	REMC	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY
Valuation Multiples
BEV/Revenue	N/A	0.3x	1.9x	2.3x	2.4x	1.2x	3.9x	2.1x	2.1x	2.2x	1.7x
BEV/EBITDA	N/A	-22.1x	19.1x	5.6x	11.3x	9.6x	15.8x	9.1x	11.3x	15.8x	9.4x
BEV/EBIT	N/A	-5.4x	95.4x	23.6x	12.9x	11.4x	18.3x	10.7x	17.9x	25.0x	10.7x

Market Capitalization
Stock Price	N/A	6.40	10.20	9.80	40.20	18.30	24.70	32.00	8.70	16.80	8.60
Shares Outstanding	N/A	28	100	157	88	2,452	75	1,583	448	66	139

Market Value of Equity	N/A	$179	$1,017	$1,542	$3,546	$44,875	$1,860	$50,666	$3,900	$1,104	$1,192
Preferred Stock	—	—	—	319	—	—	—	—	—	—	—
Short Term Debt	3	—	—	3,043	19	712	—	259	187	2	—
Long Term Debt	79	—	330	390	458	4,577	50	3,286	—	125	—

Total Debt	82	—	330	3,433	477	5,289	50	3,545	187	127	—
Market Value of Invested Capital	N/A	179	1,347	5,293	4,023	50,164	1,910	54,210	4,087	1,231	1,192
Cash	20	38	269	1,390	26	11,300	201	11,520	1,183	208	513

Business Enterprise Value	N/A	$141	$1,078	3,903	$3,988	$38,864	$1,709	$42,690	$2,905	$1,023	$679
Key Financial Information
Revenue	$447	$419	$573	$1,732	$1,641	$32,043	$443	$19,859	$1,404	$475	$389
Operating Income (EBIT)	(12)	(26)	11	166	310	3,418	93	3,988	163	41	64
EBITDA	5	(6)	57	700	353	4,067	108	4,701	257	65	72
Net Operating Cash Flow	—	16	(6)	690	216	2,709	93	3,383	162	65	74
Net Income (Before XO Items)	(12)	(85)	(64)	14	186	2,417	69	3,138	(43)	43	33
Total Bank Value of Equity	$468	$162	$494	$193	$582	$13,778	$471	$11,632	$2,654	$445	$738

Exhibit IVB, Page 2 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Income Statements

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Base Stations	Remee Inc.	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	REMC	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY
Latest Twelve Months Ended:	06/30/05	4/29/2005	4/3/2005	6/30/2005	6/30/2005	4/2/2005	6/30/2005	12/31/2004	4/1/2005	6/30/2005	6/30/2005
Net Sales	$446.6	$418.5	$572.9	$1,732.0	$1,641.1	$32,043.0	$443.3	$19,859.2	$1,403.6	$475.0	$388.5
Cost of Goods Sold (1)	370.5	351.8	429.5	1,132.1	1,058.6	21,239.0	186.9	10,663.7	691.5	129.4	142.8

Gross Income	76.1	66.7	143.4	599.9	582.5	10,804.0	256.4	9,195.5	712.1	345.6	245.7

Operating Expenses	71.5	73.1	86.9	(99.6)	229.7	6,737.0	148.1	4,494.4	455.6	280.8	173.8

EBITDA (2)	4.6	(6.4)	56.5	699.5	352.8	4,067.0	108.3	4,701.1	256.5	64.8	71.9

Depreciation & Amortization Expense	17.0	19.6	45.2	533.9	43.2	649.0	15.1	713.3	93.9	23.8	8.4

EBIT (3)	(12.4)	(26.0)	11.3	165.6	309.6	3,418.0	93.2	3,987.8	162.6	41.0	63.5

Interest Expense	—	(0.9)	(1.4)	(232.4)	(22.3)	(139.0)	5.5	(81.3)	26.7	0.8	14.0
Nonoperating Income (Expense)	—	0.1	1.4	129.7	(6.0)	(25.0)	1.0	348.8	4.1	(0.2)	—
Nonrecurring Income (Expense)	—	(61.5)	(26.4)	(47.4)	—	351.0	2.8	17.9	(215.9)	19.5	(31.4)

Pretax Income	(12.4)	(88.3)	(15.1)	15.5	281.3	3,605.0	102.5	4,273.2	(22.5)	61.1	46.1

Total Income Taxes	—	(0.1)	48.4	16.6	95.7	1,188.0	33.3	1,090.4	20.0	29.8	13.5
Minority Interest Expense (Income)	—	—	—	(15.2)	—	—	—	44.7	—	(11.8)	—

Net Income before Extraordinaries	(12.4)	(88.2)	(63.5)	14.1	185.6	2,417.0	69.2	3,138.1	(42.5)	43.1	32.6

Extraordinaries & Discontinued Ops.	—	1.3	—	—	—	(802.0)	—	—	—	—	—

Net Income after Extraordinaries	(12.4)	(86.9)	(63.5)	14.1	185.6	1,615.0	69.2	3,138.1	(42.5)	43.1	32.6

Extraordinaries & Discontinued Ops.	—	1.3	—	—	—	(802.0)	—	—	—	—	—
Nonrecurring Income (Expense)	—	(61.5)	(26.4)	(47.4)	—	351.0	2.8	17.9	(215.9)	19.5	(31.4)
Effective Tax Rate	—	0.0	(3.2)	1.1	0.3	0.3	0.3	0.3	(0.9)	0.5	0.3
Related Tax Expense (4)	—	(0.1)	84.6	(50.8)	—	115.7	0.9	4.6	191.9	9.5	(9.2)

Net Income, Adjusted	$(12.4)	$(26.8)	$47.5	$10.7	$185.6	$2,181.7	$67.3	$3,124.8	$365.3	$33.1	$54.8

Other Relevant Financial Information
Capital Expenditures	$23.2	$(18.4)	$(17.4)	$(194.7)	$(53.7)	$(496.0)	$(9.9)	$(369.0)	$(42.4)	$(25.8)	$(5.5)
Research & Development Expense		38.6	52.5	—	—	3,146.0	69.4	3,139.2	277.2	114.4	50.6

Notes:
(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.
Source:	Capital IQ.

Exhibit IVB, Page 3 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Base Stations	Remee Inc.	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelee	Foundry Networks, Inc.	Median	Average
Ticker:	NA	REMC	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY
Latest Twelve Months Ended:	6/30/2005	4/29/2005	4/3/2005	6/30/2005	6/30/2005	4/2/2004	6/30/2005	12/31/2004	4/1/2005	6/30/2005	6/30/2005
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (1)	83.0%	84.1%	75.0%	65.4%	64.5%	66.3%	42.2%	53.7%	49.3%	27.2%	36.8%	59.1%	56.4%

Gross Income	17.0%	15.9%	25.0%	34.6%	35.5%	33.7%	57.8%	46.3%	50.7%	72.8%	63.2%	40.9%	43.6%

Operating Expenses	16.0%	17.5%	15.2%	-5.8%	14.0%	21.0%	33.4%	22.6%	32.5%	59.1%	44.7%	21.8%	25.4%

EBITDA (2)	1.0%	-1.5%	9.9%	40.4%	21.5%	12.7%	24.4%	23.7%	18.3%	13.6%	18.5%	18.4%	18.1%

Depreciation & Amortization Expense	3.8%	4.7%	7.9%	30.8%	2.6%	2.0%	3.4%	3.6%	6.7%	5.0%	2.2%	4.1%	6.9%

EBIT(3)	-2.8%	-6.2%	2.0%	9.6%	18.9%	10.7%	21.0%	20.1%	11.6%	8.6%	16.3%	11.1%	11.3%

Interest Expense	0.0%	-0.2%	-0.2%	-13.4%	-1.4%	-0.4%	1.2%	-0.4%	1.9%	0.2%	3.6%	-0.2%	-0.9%
Nonoperating Income (Expense)	0.0%	0.0%	0.2%	7.5%	-0.4%	-0.1%	0.2%	1.8%	0.3%	0.0%	0.0%	0.1%	1.0%
Nonrecurring Income (Expense)	0.0%	-14.7%	-4.6%	-2.7%	0.0%	1.1%	0.6%	0.1%	-15.4%	4.1%	-8.1%	-1.4%	-4.0%

Pretax Income	-2.8%	-21.1%	-2.6%	0.9%	17.1%	11.3%	23.1%	21.5%	-1.6%	12.9%	11.9%	11.6%	7.3%

Total Income Taxes	0.0%	0.0%	8.4%	1.0%	5.8%	3.7%	7.5%	5.5%	1.4%	6.3%	3.5%	4.6%	4.3%
Minority Interest Expense (Income)	0.0%	0.0%	0.0%	-0.9%	0.0%	0.0%	0.0%	0.2%	0.0%	-2.5%	0.0%	0.0%	-0.3%

Net Income before Extraordinaries	-2.8%	-21.1%	-11.1%	0.8%	11.3%	7.5%	15.6%	15.8%	-3.0%	9.1%	8.4%	8.0%	3.3%

Extraordinaries & Discontinued Ops.	0.0%	0.3%	0.0%	0.0%	0.0%	-2.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%

Net Income after Extraordinaries	-2.8%	-20.8%	-11.1%	0.8%	11.3%	5.0%	15.6%	15.8%	-3.0%	9.1%	8.4%	6.7%	3.1%

Extraordinaries & Discontinued Ops.	0.0%	0.3%	0.0%	0.0%	0.0%	-2.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.2%
Nonrecurring Income (Expense)	0.0%	-14.7%	-4.6%	-2.7%	0.0%	1.1%	0.6%	0.1%	-15.4%	4.1%	-8.1%	-1.4%	-4.0%
Related Tax Expense (4)	0.0%	0.0%	14.8%	-2.9%	0.0%	0.4%	0.2%	0.0%	13.7%	2.0%	-2.4%	0.1%	2.6%

Net Income, Adjusted	-2.8%	-6.4%	8.3%	0.6%	11.3%	6.8%	15.2%	15.7%	26.0%	7.0%	14.1%	9.8%	9.9%

Other Relevant Financial Information
Capital Expenditures	5.2%	-4.4%	-3.0%	-11.2%	-3.3%	-1.5%	-2.2%	-1.9%	-3.0%	-5.4%	-1.4%	-3.0%	-3.7%
Research & Development Expense	0.0%	9.2%	9.2%	0.0%	0.0%	9.8%	15.7%	15.8%	19.7%	24.1%	13.0%	11.4%	11.7%

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assured to be 40.0 percent.

Source: Capital IQ.

Exhibit IV B, Page 4 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Balance Sheets

Valuation as of June 30, 2005

($ Millions)

Company Name:	Andrew Corporation - Base Stations	Remec Inc.	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp	Motorola Inc.	Adtran Inc.	Lm Ericson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	REMC	PWAY	NTL	APH	MOT	ADTS	ERICY	TLAB	TKLC	FDRY
As of	06/30/05	4/29/2005	4/3/2005	6/30/2005	6/30/2005	4/2/2005	6/30/2005	12/31/2004	4/1/2005	6/30/2005	6/30/2005
Assets
Cash & Short-Term Investments	$20.3	$37.8	$268.7	$1,389.7	$25.5	$11,300.0	$201.4	$11,519.9	$1,182.6	$208.0	$513.3
Net Receivables	91.8	82.2	148.9	228.9	232.8	4,666.0	72.1	6,751.2	382.3	99.8	59.2
Inventories	88.6	65.0	61.2	39.1	268.8	2,480.0	46.7	2,107.2	155.2	51.4	37.1
Other Current Assets	11.5	4.9	27.0	8.6	41.5	3,240.0	8.3	220.4	—	65.2	31.9

Total Current Assets	212.3	189.9	505.8	1,666.3	568.6	21,686.0	328.5	20,598.7	1,720.1	424.4	641.5

Net Property, Plant & Equipment	46.2	69.5	140.3	2,213.3	207.6	2,292.0	87.7	879.6	316.8	38.1	8.0
Total Long-Term Investments	—	—	—	0.7	—	2,754.0	157.7	892.2	—	100.6	170.9
Intangibles	424.7	5.4	270.1	259.0	640.4	1,506.0	—	913.8	1,240.8	209.4	—
Other Assets	2.1	1.1	73.2	87.5	34.3	2,745.0	0.7	4,259.7	115.7	52.4	21.8

Total Long-Term Assets	473.1	76.0	483.6	2,560.5	882.3	9,297.0	246.1	6,945.3	1,673.3	400.5	200.7

Total Assets	$685.4	$265.9	$989.4	$4,226.8	$1,450.9	$30,983.0	$574.6	$27,544.0	$3,393.4	$824.9	$842.2

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$3.1	—	—	$3,042.9	$19.0	712.0	$—	$258.7	$186.9	$2.2	—
Accounts Payable	59.3	48.6	760.0	176.0	150.1	$2,952.0	31.0	1,653.5	110.1	38.4	18.2
Income Taxes Payable	—	—	—	18.3	—	—	1.6	253.7	45.7	2.2	7.7
Other Current Liabilities	59.1	52.3	86.0	130.3	108.5	6,640.0	14.8	4,711.8	198.1	178.6	60.6

Total Current Liabilities	121.5	100.9	162.0	3,367.5	277.6	10,304.0	47.4	6,877.7	540.8	221.4	86.5

Long-Term Debt	79.2	—	330.0	389.7	458.4	4,577.0	50.0	3,286.0	—	125.0	—
Deferred Taxes & Investment Tax Credit	—	2.8	—	—	—	—	3.7	63.4	—	18.0	—
Minority Interest	—	—	—	161.8	—	—	—	159.1	—	11.3	—
Other Liabilities	16.6	0.0	3.8	114.5	132.9	2,324.0	2.7	5,525.8	198.8	3.9	18.1

Total Long-Term Liabilities	95.8	2.7	333.8	666.0	591.3	6,901.0	56.4	9,034.3	198.8	158.2	18.1

Total Liabilities	217.3	103.6	495.8	4,033.5	868.9	17,205.0	103.8	15,912.0	739.6	379.6	104.6

Preferred Stock (Carrying Value)	—	—	—	318.5	—	—	—	—	—	—	—
Common Equity	—	162.3	493.6	(125.2)	582.0	13,778.0	470.8	11,632.0	2,653.8	445.3	737.6

Total Shareholders’ Equity	468.1	162.3	493.6	193.3	582.0	13,778.0	470.8	11,632.0	2,653.8	445.3	737.6

Total Liabilities & Shareholders’ Equity	$685.4	$265.9	$989.4	$4,226.8	$1,450.9	$38,983.0	$574.6	$27,544.0	$3,393.4	$824.9	$842.2

Other Relevant Financial Information
Working Capital (1)	$90.8	$89.0	$343.8	(1,701.2)	$291.0	$11,382.0	$281.1	$13,721.0	$1,179.3	$203.0	$555.0
Debt-Free & Cash-Free Working Capital (2)	73.6	51.2	75.1	(48.0)	284.5	794.0	79.7	2,459.8	183.6	(2.8)	41.7
Interest Bearing Debt (3)	82.3	—	330.0	3,432.6	477.4	5,289.0	50.0	3,544.7	186.9	127.2	—

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt

Source: Capital IQ.

Exhibit IVB, Page 5 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Balance Sheets - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name	Andrew Corporation - Base Stations	Remee Inc.	Powerwave Technologies Inc.	Nortel Inversora S.A	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker	NA	REMC	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY	Median	Average
As of:	6/30/2005	4/29/2005	4/3/2005	6/30/2005	6/30/2005	4/2/2005	6/30/2005	12/31/2004	4/1/2005	6/30/2005	6/30/2005
Assets
Cash & Short-Term Investments	3.0%	14.2%	27.2%	32.9%	1.8%	36.5%	35.1%	41.8%	34.9%	25.2%	60.9%	33.9%	31.0%
Net Receivables	13.4%	30.9%	15.0%	5.4%	16.0%	15.1%	12.5%	24.5%	11.3%	12.1%	7.0%	13.8%	15.0%
Inventories	12.9%	24.4%	6.2%	0.9%	18.5%	8.0%	8.1%	7.7%	4.6%	6.2%	4.4%	6.9%	8.9%
Other Current Assets	1.7%	1.8%	2.7%	0.2%	2.9%	10.5%	1.4%	0.8%	0.0%	7.9%	3.8%	2.3%	3.2%

Total Current Assets	31.0%	71.4%	51.1%	39.4%	39.2%	70.0%	57.2%	74.8%	50.7%	51.4%	76.2%	54.3%	58.1%

Net Property, Plant & Equipment	6.7%	26.1%	14.2%	52.4%	14.3%	7.4%	15.3%	3.2%	9.3%	4.6%	0.9%	11.8%	14.8%
Total Long-Term Investments	0.0%	0.0%	0.0%	0.0%	0.0%	8.9%	27.4%	3.2%	0.0%	12.2%	20.3%	1.6%	7.2%
Intangibles	62.0%	2.0%	27.3%	6.1%	44.1%	4.9%	0.0%	3.3%	36.6%	25.4%	0.0%	5.5%	15.0%
Other Assets	0.3%	0.4%	7.4%	2.1%	2.4%	8.9%	0.1%	15.5%	3.4%	6.4%	2.6%	3.0%	4.9%

Total Long-Term Assets	69.0%	28.6%	48.9%	60.6%	60.8%	30.0%	42.8%	25.2%	49.3%	48.6%	23.8%	45.7%	41.9%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	0.5%	0.0%	0.0%	72.0%	1.3%	2.3%	0.0%	0.9%	5.5%	0.3%	0.0%	0.6%	8.2%
Accounts Payable	8.7%	18.3%	7.7%	4.2%	10.3%	9.5%	5.4%	6.0%	3.2%	4.7%	2.2%	5.7%	7.1%
Income Taxes Payable	0.0%	0.0%	0.0%	0.4%	0.0%	0.0%	0.3%	0.9%	1.3%	0.3%	0.9%	0.3%	0.4%
Other Current Liabilities	8.6%	19.7%	8.7%	3.1%	7.5%	21.4%	2.6%	17.1%	5.8%	21.7%	7.2%	8.1%	11.5%

Total Current Liabilities	17.7%	37.9%	16.4%	79.7%	19.1%	33.3%	8.2%	25.0%	15.9%	26.8%	10.3%	22.1%	27.3%

Long-Term Debt	11.6%	0.0%	33.4%	9.2%	31.6%	14.8%	8.7%	11.9%	0.0%	15.2%	0.0%	10.6%	12.5%
Deferred Taxes & Investment Tax Credit	0.0%	1.0%	0.0%	0.0%	0.0%	0.0%	0.6%	0.2%	0.0%	2.2%	0.0%	0.0%	0.4%
Minority Interest	0.0%	0.0%	0.0%	3.8%	0.0%	0.0%	0.0%	0.6%	0.0%	1.4%	0.0%	0.0%	0.6%
Other Liabilities	2.4%	0.0%	0.4%	2.7%	9.2%	7.5%	0.5%	20.1%	5.9%	0.5%	2.1%	2.4%	4.9%

Total Long-Term Liabilities	14.0%	1.0%	33.7%	15.8%	40.8%	22.3%	9.8%	32.8%	5.9%	19.2%	2.1%	17.5%	18.3%

Total Liabilities	31.7%	39.0%	50.1%	95.4%	59.9%	55.5%	18.1%	57.8%	21.8%	46.0%	12.4%	48.1%	45.6%

Preferred Stock (Carrying Value)	0.0%	0.0%	0.0%	7.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%
Common Equity	0.0%	61.0%	49.9%	-3.0%	40.1%	44.5%	81.9%	42.2%	78.2%	54.0%	87.6%	51.9%	53.6%

Total Shareholders Equity	68.3%	61.0%	49.9%	4.6%	40.1%	44.5%	81.9%	42.2%	78.2%	54.0%	87.6%	51.9%	54.4%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

Source: Capital IQ

Exhibit IVB, Page 6 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of June 30, 2005

Company Name:	Andrew Corporation - Base Stations	Remec Inc.	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	REMC	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY	Median	Average
Latest Twelve Months Ending:	06/30/05	4/29/2005	4/3/2005	6/30/2005	6/30/2005	4/2/2005	6/30/2005	12/31/2004	4/1/2005	6/30/2005	6/30/2005
Liquidity Ratios
Cash & Equivalents / Total Assets	3.0%	14.2%	27.2%	32.9%	1.8%	36.5%	35.1%	41.8%	34.9%	25.2%	60.9%	33.9%	31.0%
Working Capital % of Sales (1)	20.3%	21.3%	60.0%	-98.2%	17.7%	35.5%	63.4%	69.1%	84.0%	42.7%	142.9%	51.4%	43.8%
Debt-Free Working Capital % of Sales (2)	21.0%	21.3%	60.0%	77.5%	18.9%	37.7%	63.4%	70.4%	97.3%	43.2%	142.9%	61.7%	63.3%
Cash/Debt-Free Working Capital % of Sales (3)	16.5%	12.2%	13.1%	-2.8%	17.3%	2.5%	18.0%	12.4%	13.1%	-0.6%	10.7%	12.3%	9.6%
Current Ratio	1.7	1.9	3.1	0.5	2.0	2.1	6.9	3.0	3.2	1.9	7.4	2.5	3.2
Quick Ratio (4)	0.9	1.2	2.6	0.5	0.9	1.5	5.8	2.7	2.9	1.4	6.6	2.1	2.6

Efficiency Ratios
Accounts Receivable Turnover	4.9	5.1	3.8	7.6	7.0	6.9	6.1	2.9	3.7	4.8	6.6	5.6	5.5
Days’ Receivable	75.0	71.7	94.9	48.2	51.8	53.2	59.4	124.1	99.4	76.7	55.6	65.5	73.5
Accounts Payable Turnover	6.2	7.2	5.7	6.4	7.1	7.2	6.0	6.4	6.3	3.4	7.8	6.4	6.4
Days’ Payable	58.4	50.4	64.6	56.7	51.8	50.7	60.5	56.6	58.1	108.3	46.5	56.7	60.4
Inventory Turnover	4.2	5.4	7.0	29.0	3.9	8.6	4.0	5.1	4.5	2.5	3.8	4.8	7.4
Days’ Inventory	87.3	67.4	52.0	12.6	92.7	42.6	91.2	72.1	81.9	145.0	94.8	77.0	75.2
Net PP&E Turnover	9.7	6.0	4.1	0.8	7.9	14.0	5.1	22.6	4.4	12.5	48.6	7.0	12.6
Asset Turnover	0.7	1.6	0.6	0.4	1.1	1.0	0.8	0.7	0.4	0.6	0.5	0.7	0.8

Leverage Ratios
Times Interest Earned	N/A	(28.9)	8.1	0.7	13.9	24.6	(16.9)	49.1	(6.1)	(51.3)	(4.5)	(1.9)	(1.1)
Debt / Book Capital	15.0%	0.0%	40.1%	94.7%	45.1%	27.7%	9.6%	23.4%	6.6%	22.2%	0.0%	22.8%	26.9%
Debt / Assets	12.0%	0.0%	33.4%	81.2%	32.9%	17.1%	8.7%	12.9%	5.5%	15.4%	0.0%	14.1%	20.7%
Assets / Equity	1.5	1.6	2.0	21.9	2.5	2.2	1.2	2.4	1.3	1.9	1.1	1.9	3.8

Profitability Ratios
EBITDA Margin	1.0%	-1.5%	9.9%	40.4%	21.5%	12.7%	24.4%	23.7%	18.3%	13.6%	18.5%	18.4%	18.1%
EBIT Margin	-2.8%	-6.2%	2.0%	9.6%	18.9%	10.7%	21.0%	20.1%	11.6%	8.6%	16.3%	11.1%	11.3%
Net Income Margin (5)	-2.8%	-21.1%	-11.1%	0.8%	11.3%	7.5%	15.6%	15.8%	-3.0%	9.1%	8.4%	8.0%	3.3%

DuPont Return on Equity
Net Income Margin (5)	-2.8%	-21.1%	-11.1%	0.8%	11.3%	7.5%	15.6%	15.8%	-3.0%	9.1%	8.4%	8.0%	3.3%
Asset Turnover	0.7	1.6	0.6	0.4	1.1	1.0	0.8	0.7	0.4	0.6	0.5	0.7	0.8
Return on Assets	-1.8%	-33.6%	-6.4%	0.3%	12.8%	7.8%	12.0%	11.4%	-1.3%	5.2%	3.9%	4.5%	1.3%
Assets / Equity	1.5	1.6	2.0	21.9	2.5	2.2	1.2	2.4	1.3	1.9	1.1	1.9	3.8
Return on Equity	-2.7%	-54.4%	-12.9%	7.3%	31.9%	17.5%	14.7%	27.0%	-1.6%	9.7%	4.4%	8.5%	4.4%

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivable) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVB, Page 7 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Valuation Analysis

Valuation as of June 30, 2005

($Millions)

		BEV/ Revenue
		LTM
	High	3.9x
	Low	0.3x
	Median	2.1x
	Average	2.0x
	Selected Market Multiple	1.3x
Times :	Financial Metric	$447

Equals:	Estimated Business Enterprise Value	$581
	Selected Business Enterprise Value	$581
Plus:	Cash	20
Plus:	Non-Operating Assets	—
Equals:	Fair Value of Invested Capital (Marketable, Controlling Interest)	$601
Less:	Total Interest: Bearing Debt	(82)
Less:	Non-Operating Liabilities	—

Equals:	Estimated Fair Value of Equity (Marketable, Controlling Interest)	$519

Exhibit IC

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of June 30, 2005

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$188,000	IV

Income Approach: Discounted Cash Flow Analysis	$165,000	III

Concluded Fair Value of Equity (Rounded)	$180,000

Note:

(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVC, Page 1 of 7

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Valuation as of June 30, 2005

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Network Services	Comarco, Inc.	Catapult Communications Corp.	Agilent Technologies Inc.	Spirent Plc
Ticker Symbol	NA	CMRO	CATT	A	SPM
Valuation Multiples
BEV/Revenue	N/A	1.6 x	2.9 x	1.4 x	1.0 x
BEV/EBITDA	N/A	-11.3x	9.4 x	11.8 x	6.8 x
BEV/EBIT	N/A	-5.4 x	11.1 x	17.2 x	13.7x

Market Capitalization
Stock Price	N/A	7.80	17.10	23.00	3.50
Shares Outstanding	N/A	7	15	491	239

Market Value of Equity	N/A	$58	$251	$11,302	$837
Preferred Stock	—	—	—	—	—
Short Term Debt	1	—	—	—	4
Long Term Debt	55	—	—	1,150	147

Total Debt	56	—	—	1,150	150
Market Value of Invested Capital	N/A	58	251	12,452	987
Cash	4	12	67	2,685	99

Business Enterprise Value	N/A	$46	$184	$9,767	$888

Key Financial Information
Revenue	$180	$28	$65	$7,053	$912
Operating Income (EBIT)	65	(9)	17	568	65
EBITDA	68	(4)	20	826	131
Net Operating Cash Flow	—	(4)	16	793	110
Net Income (Before XO Items)	65	(11)	17	372	36
Total Book Value of Equity	$139	$28	$130	$3,869	$276

Exhibit IVC, Page 2 of 7

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Income Statements

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Network Services	Comarco, Inc.	Catapult Communications Corp.	Agilent Technologies Inc.	Spirent Plc
Ticker:	NA	CMRO	CATT	A	SPM
Latest Twelve Months Ended:	6/30/2005	4/30/2005	6/30/2005	4/30/2005	12/31/2004
Net Sales	$179.8	$28.1	$64.6	$7,053.0	$912.0
Cost of Goods Sold (1)	74.8	20.6	9.1	3,807.0	527.8

Gross Income	105.0	7.5	55.5	3,246.0	384.2

Operating Expenses	37.1	11.6	36.0	2,420.0	253.3

EBITDA (2)	68.0	(4.1)	19.5	826.0	130.9

Depreciation & Amortization Expense	2.9	4.4	2.9	258.0	66.2

EBIT (3)	65.1	(8.5)	16.6	568.0	64.7

Interest Expense	—	0.2	1.1	48.0	(1.0)
Nonoperating Income (Expense)	—	—	(0.1)	31.0	(10.4)
Nonrecurring Income (Expense)	—	—	—	0.2	(7.3)

Pretax Income	65.1	(8.3)	17.6	647.2	46.0

Total Income Taxes	—	2.9	0.4	101.0	9.8
Minority Interest Expense (Income)	—	(0.1)	—	—	0.6

Net Income before Extraordinaries	65.1	(11.1)	17.2	546.2	35.6

Extraordinaries & Discontinued Ops.	—	0.3	—	—	—

Net Income after Extraordinaries	65.1	(10.8)	17.2	546.2	35.6

Extraordinaries & Discontinued Ops.	—	0.3	—	—	—
Nonrecurring Income (Expense)	—	—	—	0.2	(7.3)
Effective Tax Rate	—	(0.3)	0.0	0.2	0.2
Related Tax Expense (4)	—	—	—	0.0	(1.6)

Net Income, Adjusted	$65.1	$(11.1)	$17.2	$546.0	$41.3

Other Relevant Financial Information
Capital Expenditures	$3.4	$(1.2)	$(1.0)	$(140.0)	$(48.6)
Research & Development Expense	—	7.5	12.5	939.0	—

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVC, Page 3 of 7

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of June 30, 2005

($Millions)

Company:	Andrew Corporation- Network Services	Comarco, Inc.	Catapult Communications Corp.	Agilent Technologies Inc.	Spirent Plc
Ticker:	NA	CMRO	CATT	A	SPM	Median	Average
Latest Twelve Months Ended:	06/30/05	4/30/2005	6/30/2005	4/30/2005	12/31/2004
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (1)	41.6%	73.3%	14.1%	54.0%	57.9%	55.9%	49.8%

Gross Income	58.4%	26.7%	85.9%	46.0%	42.1%	44.1%	50.2%

Operating Expenses	20.6%	41.3%	55.7%	34.3%	27.8%	37.8%	39.8%

EBITDA (2)	37.8%	-14.6%	30.2%	11.7%	14.4%	13.0%	10.4%

Depreciation & Amortization Expense	1.6%	15.7%	4.5%	3.7%	7.3%	5.9%	7.8%

EBIT (3)	36.2%	-30.2%	25.7%	8.1%	7.1%	7.6%	2.6%

Interest Expense	0.0%	0.7%	1.7%	0.7%	-0.1%	0.7%	0.7%
Nonoperating Income (Expense)	0.0%	0.0%	-0.2%	0.4%	-1.1%	-0.1%	-0.2%
Nonrecurring Income (Expense)	0.0%	0.0%	0.0%	0.0%	-0.8%	0.0%	-0.2%

Pretax Income	36.2%	-29.5%	27.2%	9.2%	5.0%	7.1%	3.0%

Total Income Taxes	0.0%	10.3%	0.6%	1.4%	1.1%	1.3%	3.4%
Minority Interest Expense (Income)	0.0%	-0.4%	0.0%	0.0%	0.1%	0.0%	-0.1%

Net Income before Extraordinaries	36.2%	-39.5%	26.6%	7.7%	3.9%	5.8%	-0.3%

Extraordinaries & Discontinued Ops.	0.0%	1.1%	0.0%	0.0%	0.0%	0.0%	0.3%

Net Income after Extraordinaries	36.2%	-38.4%	26.6%	7.7%	3.9%	5.8%	0.0%

Extraordinaries & Discontinued Ops	0.0%	1.1%	0.0%	0.0%	0.0%	0.0%	0.3%
Nonrecurring Income (Expense)	0.0%	0.0%	0.0%	0.0%	-0.8%	0.0%	-0.2%
Related Tax Expense (4)	0.0%	0.0%	0.0%	0.0%	-0.2%	0.0%	0.0%

Net Income, Adjusted	36.2%	-39.5%	26.6%	7.7%	4.5%	6.1%	-0.2%

Other Relevant Financial Information
Capital Expenditures	1.9%	-4.3%	-1.5%	-2.0%	-5.3%	-3.1%	-3.3%
Research & Development Expense	0.0%	26.7%	19.3%	13.3%	0.0%	16.3%	14.8%

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVC, Page 4 of 7

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Balance Sheets

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Network Services	Comarco, Inc.	Catapult Communications Corp.	Agilent Technologies Inc.	Spirent Plc
Ticker:	NA	CMRO	CATT	A	SPM
As of:	6/30/05	4/30/2005	6/30/2005	4/30/2005	12/31/2004
Assets
Cash & Short-Term Investments	$4.4	$11.5	$67.2	$2,685.0	$99.3
Net Receivables	26.3	7.1	13.9	964.0	156.3
Inventories	8.5	7.9	2.6	958.0	103.7
Other Current Assets	19.3	0.6	2.5	206.0	16.2

Total Current Assets	58.4	27.1	86.2	4,813.0	375.5

Net Property, Plant & Equipment	8.2	2.1	2.0	1,185.0	165.7
Total Long-Term Investments	—	—	—	—	30.3
Intangibles	146.4	6.9	53.7	458.0	170.5
Other Assets	5.4	1.1	3.3	812.0	—

Total Long-Term Assets	160.1	10.1	59.0	2,455.0	366.5
				0.2

Total Assets	$218.5	$37.2	$145.2	$$7,268.0	$742.0

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$0.6	$—	$—	$—	$3.5
Accounts Payable	4.8	0.2	1.2	389.0	53.8
Income Taxes Payable	—	—	—	351.0	50.3
Other Current Liabilities	11.0	8.7	14.0	1,025.0	120.1

Total Current Liabilities	16.4	8.9	15.2	1,765.0	227.7

Long-Term Debt	55.3	—	—	1,150.0	146.5
Deferred Taxes & Investment Tax Credit	—	—	—	—	3.6
Minority Interest	—	—	—	—	2.5
Other Liabilities	8.0	—	0.4	484.0	85.9

Total Long-Term Liabilities	63.3	—	0.4	1,634.0	238.5

Total Liabilities	79.7	8.9	15.6	3,399.0	466.2

Preferred Stock (Carrying Value)	—	—	—	—	—
Common Equity	—	28.3	129.5	3,869.0	275.9

Total Shareholders’ Equity	138.8	28.3	129.5	3,869.0	275.9

Total Liabilities & Shareholders’ Equity	$218.5	$37.2	$145.1	$7,268.0	$742.1

Other Relevant Financial Information
Working Capital (1)	$42.0	$18.2	$71.0	$3,048.0	$147.8
Debt-Free & Cash-Free Working Capital (2)	38.2	6.7	3.8	363.0	52.0
Interest Bearing Debt (3)	55.9	—	—	1,150.0	150.0

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt

Source: Capital IQ.

Exhibit IVC, Page 5 of 7

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Balance Sheets - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation- Network Services	Comarco Inc.	Catapult Communications Corp.	Agilent Technologies Inc.	Spirent Plc
Ticker:	NA	CMRO	CATT	A	SPM	Median	Average
As of:	06/30/05	4/30/2005	6/30/2005	4/30/2005	12/31/2004
Assets
Cash & Short-Term Investments	2.0%	30.9%	46.3%	36.9%	13.4%	33.9%	31.9%
Net Receivables	12.0%	19.1%	9.6%	13.3%	21.1%	16.2%	15.7%
Inventories	3.9%	21.2%	1.8%	13.2%	14.0%	13.6%	12.5%
Other Current Assets	8.8%	1.6%	1.7%	2.8%	2.2%	2.0%	2.1%

Total Current Assets	26.7%	72.8%	59.4%	66.2%	50.6%	62.8%	62.3%

Net Property, Plant & Equipment	3.8%	5.6%	1.4%	16.3%	22.3%	11.0%	11.4%
Total Long Term Investments	0.0%	0.0%	0.0%	0.0%	4.1%	0.0%	1.0%
Intangibles	67.0%	18.5%	37.0%	6.3%	23.0%	20.8%	21.2%
Other Assets	2.5%	3.0%	2.3%	11.2%	0.0%	2.6%	4.1%

Total Long- Term Assets	73.3%	27.2%	40.6%	33.8%	49.4%	37.2%	37.7%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	0.3%	0.0%	0.0%	0.0%	0.5%	0.0%	0.1%
Accounts Payable	2.2%	0.5%	0.8%	5.4%	7.3%	3.1%	3.5%
Income Taxes Payable	0.0%	0.0%	0.0%	4.8%	6.8%	2.4%	2.9%
Other Current Liabilities	5.0%	23.4%	9.6%	14.1%	16.2%	15.1%	15.8%

Total Current Liabilities	7.5%	23.9%	10.5%	24.3%	30.7%	24.1%	22.3%

Long-Term Debt	25.3%	0.0%	0.0%	15.8%	19.7%	7.9%	8.9%
Deferred Taxes & Investment Tax Credit	0.0%	0.0%	0.0%	0.0%	0.5%	0.0%	0.1%
Minority Interest	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%	0.1%
Other Liabilities	3.7%	0.0%	0.3%	6.7%	11.6%	3.5%	4.6%

Total Long-Term Liabilities	29.0%	0.0%	0.3%	22.5%	32.1%	11.4%	13.7%

Total Liabilities	36.5%	23.9%	10.7%	46.8%	62.8%	35.3%	36.1%

Preferred Stock (Carrying Value)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Common Equity	0.0%	76.1%	89.2%	53.2%	37.2%	64.7%	63.9%

Total Shareholders’ Equity	63.5%	76.1%	89.2%	53.2%	37.2%	64.7%	63.9%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%

Notes:

Source:	Capital IQ.

Exhibit IVC, Page 6 of 7

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation- Network Services	Comarco. Inc.	Catapult Communications Corp.	Agilent Techonologies Inc.	Spirent Plc
Ticker:	N/A	CMRO	CATT	A	SPM	Median	Average
Latest Twelve Months Ending:	06/30/05	4/30/2005	6/30/2005	4/30/2005	12/31/2004
Liquidity Ratios
Cash & Equivalents / Total Assets	2.0%	30.9%	46.3%	36.9%	13.4%	33.9%	31.9%
Working Capital % of Sales (1)	23.4%	64.8%	109.9%	43.2%	16.2%	54.0%	58.5%
Debt-Free Working Capital % of Sales (2)	23.7%	64.8%	109.9%	43.2%	16.6%	54.0%	58.6%
Cash/Debt-Free Working Capital % of Sales (3)	21.3%	23.8%	5.9%	5.1%	5.7%	5.8%	10.1%
Current Ratio	3.6	3.0	5.7	2.7	1.6	2.9	3.3
Quick Ratio (4)	1.9	2.1	5.3	2.1	1.1	2.1	2.7

Efficiency Ratios
Accounts Receivable Turnover	6.8	4.0	4.6	7.3	5.8	5.2	5.4
Days’ Receivable	53.3	92.2	78.5	49.9	62.6	70.5	70.8
Accounts Payable Turnover	15.5	103.0	7.6	9.8	9.8	9.8	32.5
Days’ Payable	23.6	3.5	48.1	0.2	37.2	20.4	22.3
Inventory Turnover	8.8	2.6	3.5	4.0	5.1	3.7	3.8
Days’ Inventory	41.6	140.0	104.3	91.8	71.7	98.1	102.0
Net PP&E Turnover	21.8	13.4	32.3	6.0	5.5	9.7	14.3
Asset Turnover	0.8	0.8	0.4	1.0	1.2	0.9	0.8

Leverage Ratios
Times Interest Earned	N/A	42.5	(15.1)	(11.8)	64.7	15.3	20.1
Debt / Book Capital	28.7%	0.0%	0.0%	22.9%	35.2%	11.5%	14.5%
Debt / Assets	25.6%	0.0%	0.0%	15.8%	20.2%	7.9%	9.0%
Assets / Equity	1.6	1.3	1.1	1.9	2.7	1.6	1.8

Profitability Ratios
EBITDA Margin	37.8%	-14.6%	30.2%	11.7%	14.4%	13.0%	10.4%
EBIT Margin	36.2%	-30.2%	25.7%	8.1%	7.1%	7.6%	2.6%
Net Income Margin (5)	36.2%	-39.9%	26.5%	5.3%	3.9%	4.6%	-1.0%

DuPont Return on Equity
Net Income Margin (5)	36.2%	-39.9%	26.5%	5.3%	3.9%	4.6%	-1.0%
Asset Turnover	0.8	0.8	0.4	1.0	1.2	0.9	0.8
Return on Assets	29.8%	-30.1%	11.8%	5.1%	4.8%	5.0%	-2.1%
Assets / Equity	1.6	1.3	1.1	1.9	2.7	1.6	1.8
Return on Equity	46.9%	-39.6%	13.2%	9.6%	12.9%	11.3%	-1.0%

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivable) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVC, Page 7 of 7

Andrew Corporation

Network Solutions

Business Enterprise Valuation

Valuation Analysis

Valuation as of June 30, 2005

($Millions)
		BEV / Revenue		BEV / EBITDA
		LTM (1)		LTM (1)
	High	2.9	x	11.8	x
	Low	1.0	x	-11.3	x
	Median	1.5	x	8.1	x
	Average	1.7	x	4.2	x
	Selected Market Multiple	2.1	x	8.4	x
Times:	Financial Metric	$117		$28

Equals:	Estimated Business Enterprise Value	$246		$233

	Selected Business Enterprise Value	$246		$233

Plus:	Cash	4		4
Plus:	Non-Operating Assets	—		—

Equals:	Fair Value of Invested Capital (Marketable, Controlling Interest)	$250		$238

Less:	Total Interest Bearing Debt	(56)		(56)
Less:	Non-Operating Liabilities	—		—

Equals:	Estimated Fair Value of Equity (Marketable, Controlling Interest)	$194		$182

Notes:

(1)	Revenue and EBITDA Multiples are based on fiscal year 2006 projections as LTM results do not accurately reflect the change in the business.

Exhibit ID

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of June 30, 2005

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$106,000	IV

Income Approach: Discounted Cash Flow Analysis	$98,000	III

Concluded Fair Value of Equity (Rounded)	$100,000

Note:
(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVD, Page 1 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Valuation as of June 30, 2005

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker Symbol	NA	VSAT	GILTF	GCOM	CAMP
Valuation Multiples
BEV/Revenue	N/A	1.5x	0.9x	0.6x	0.6x
BEV/EBITDA	N/A	13.3x	7.1x	8.9x	7.4x
BEV/EBIT	N/A	26.4x	-94.9x	14.4x	9.7x

Market Capitalization
Stock Price	N/A	20.40	6.50	6.00	7.10
Shares Outstanding	N/A	27	22	15	23

Market Value of Equity		$549	$145	$88	$161
Preferred Stock	—	—	—	—	—
Short Term Debt	1	—	15	—	3
Long Term Debt	4	—	124	—	7

Total Debt	5	—	140	—	10
Market Value of Invested Capital	N/A	549	285	88	171
Cash	1	15	76	26	29
Business Enterprise Value	N/A	$534	$209	$62	$142

Key Financial Information
Revenue	$172	$346	$242	$110	$223
Operating Income (EBIT)	(16)	20	(2)	4	15
EBITDA	(13)	40	30	7	19
Net Operating Cash Flow	—	4	31	(4)	13
Net Income (Before XO Items)	(16)	19	(10)	5	9
Total Book Value of Equity	$33	$226	$68	$60	$160

Exhibit IVD, Page 2 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Income Statements

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP
Latest Twelve Months Ended:	06/30/05	4/1/2005	12/31/2004	6/30/2005	5/31/2005
Net Sales	$171.6	$345.9	$241.5	$109.6	$222.6
Cost of Goods Sold (1)	159.3	262.3	162.4	90.9	178.6

Gross Income	12.3	83.6	79.1	18.7	44.0

Operating Expenses	24.9	43.3	49.6	11.7	24.9

EBITDA (2)	(12.6)	40.3	29.5	7.0	19.1

Depreciation & Amortization Expense	2.9	20.1	31.7	2.7	4.5

EBIT (3)	(15.5)	20.2	(2.2)	4.3	14.6

Interest Expense	—	0.3	2.5	0.4	—
Nonoperating Income (Expense)	—	—	0.3	—	—
Nonrecurring Income (Expense)	—	—	(6.4)	0.2	(0.5)

Pretax Income	(15.5)	20.5	(5.8)	4.9	14.1

Total Income Taxes	—	1.2	4.4	0.1	5.3
Minority Interest Expense (Income)	—	0.1	(0.2)	—	—

Net Income before Extraordinaries	(15.5)	19.2	(10.0)	4.8	8.8

Extraordinaries & Discontinued Ops.	—	—	0.6	—	—

Net Income after Extraordinaries	(15.5)	19.2	(9.4)	4.8	8.8

Extraordinaries & Discontinued Ops.	—	—	0.6	—	—
Nonrecurring Income (Expense)	—	—	(6.4)	0.2	(0.5)
Effective Tax Rate	—	0.1	(0.8)	0.0	0.4
Related Tax Expense (4)	—	—	4.9	0.0	(0.2)

Net Income, Adjusted	$(15.5)	$19.2	$1.3	$4.6	$9.1

Other Relevant Financial Information
Capital Expenditures	$4.3	$(11.3)	$(6.2)	$(2.9)	$(2.0)
Research & Development Expense	—	8.1	13.9	1.0	8.7

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IV D, Page 3 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Satellite	Viassat Inc.	Gilat Satellite Networks Ltd.	Globecomm System Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP	Median	Average
Latest Twelve Months Ended:	06/30/05	4/1/2005	12/31/2004	6/30/2005	5/31/2005
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (1)	92.8%	75.8%	67.2%	82.9%	80.2%	78.0%	76.6%

Gross Income	7.2%	24.2%	32.8%	17.1%	19.8%	22.0%	23.4%

Operating Expenses	14.5%	12.5%	20.5%	10.7%	11.2%	11.9%	13.7%

EBITDA (2)	-7.4%	11.7%	12.2%	6.4%	8.6%	10.1%	9.7%

Depreciation & Amortization Expense	1.7%	5.8%	13.1%	2.5%	2.0%	4.1%	5.9%

EBIT (3)	-9.1%	5.8%	-0.9%	3.9%	6.6%	4.9%	3.9%

Interest Expense	0.0%	0.1%	1.0%	0.4%	0.0%	0.2%	0.4%
Nonoperating Income (Expense)	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%
Nonrecurring Income (Expense)	0.0%	0.0%	-2.7%	0.2%	-0.2%	-0.1%	-0.7%

Pretax Income	-9.1%	5.9%	-2.4%	4.5%	6.3%	5.2%	3.6%

Total Income Taxes	0.0%	0.3%	1.8%	0.1%	2.4%	1.1%	1.2%
Minority Interest Expense (Income)	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%

Net Income before Extraordinaries	-9.1%	5.6%	-4.1%	4.4%	4.0%	4.2%	2.4%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.1%

Net Income after Extraordinaries	-9.1%	5.6%	-3.9%	4.4%	4.0%	4.2%	2.5%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	0.1%
Nonrecurring Income (Expense)	0.0%	0.0%	-2.7%	0.2%	-0.2%	-0.1%	-0.7%
Related Tax Expense (4)	0.0%	0.0%	2.0%	0.0%	-0.1%	0.0%	0.5%

Net Income, Adjusted	-9.1%	5.6%	0.5%	4.2%	4.1%	4.1%	3.6%

Other Relevant Financial Information
Capital Expenditures	2.5%	-3.3%	-2.6%	-2.6%	-0.9%	-2.6%	-2.3%
Research & Development Expense	0.0%	2.3%	5.8%	0.9%	3.9%	3.1%	3.2%

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVD, Page 4 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Balance Sheets

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP
As of:	06/30/05	4/1/2005	12/31/2004	6/30/2005	5/31/2005
Assets
Cash & Short-Term Investments	$1.5	$14.7	$75.8	$25.6	$29.2
Net Receivables	14.8	143.9	54.2	22.7	24.1
Inventories	28.0	36.6	23.3	13.3	36.5
Other Current Assets	2.4	14.6	31.2	0.9	9.5

Total Current Assets	46.6	209.8	184.5	62.5	89.3

Net Property, Plant & Equipment	11.5	33.3	137.2	15.6	5.5
Total Long-Term Investments	—	—	—	—	—
Intangibles	12.4	50.8	7.6	7.2	99.6
Other Assets	0.6	7.9	62.1	1.1	5.5

Total Long-Term Assets	24.5	92.0	206.9	23.9	110.6

Total Assets	$71.1	$301.8	$391.4	$86.4	$199.9

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$0.8	$—	$15.2	$—	$2.9
Accounts Payable	15.8	38.5	22.2	15.6	21.8
Income Taxes Payable	—	—	—	—	—
Other Current Liabilities	16.5	32.4	78.4	10.0	6.9

Total Current Liabilities	33.1	70.9	115.8	25.6	31.6

Long-Term Debt	4.2	—	124.4	—	7.0
Deferred Taxes & Investment Tax Credit	—	—	—	—	—
Minority Interest	—	0.7	—	—	—
Other Liabilities	1.1	3.9	83.2	0.6	1.0

Total Long-Term Liabilities	5.3	4.6	207.6	0.6	8.0

Total Liabilities	38.4	75.5	323.4	26.2	39.6

Preferred Stock (Carrying Value)	—	—	—	—	—
Common Equity	—	226.3	68.0	60.1	160.3

Total Shareholders’ Equity	32.7	226.3	68.0	60.1	160.3

Total Liabilities & Shareholders’ Equity	$71.1	$301.8	$391.4	$86.3	$199.9

Other Relevant Financial Information
Working Capital (1)	$13.5	$138.9	$68.7	$36.9	$57.7
Debt-Free & Cash-Free Working Capital (2)	12.8	124.2	8.1	11.3	31.4
Interest Bearing Debt (3)	4.9	—	139.6	—	9.9

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt

Source: Capital IQ.

Exhibit IVD, Page 5 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Balance Sheets - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP	Median	Average
As of:	06/30/05	4/1/2005	12/31/2004	6/30/2005	5/31/2005
Assets
Cash & Short-Term Investments	2.1%	4.9%	19.4%	29.6%	14.6%	17.0%	17.1%
Net Receivables	20.8%	47.7%	13.8%	26.3%	12.1%	20.1%	25.0%
Inventories	39.3%	12.1%	6.0%	15.4%	13.3%	12.7%	11.7%
Other Current Assets	3.4%	4.8%	8.0%	1.0%	4.8%	4.8%	4.7%

Total Current Assets	65.5%	69.5%	47.1%	72.3%	44.7%	58.3%	58.4%

Net Property, Plant & Equipment	16.2%	11.0%	35.1%	18.1%	2.8%	14.5%	16.7%
Total Long-Term Investments	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Intangibles	17.4%	16.8%	1.9%	8.3%	49.8%	12.6%	19.2%
Other Assets	0.8%	2.6%	15.9%	1.3%	2.8%	2.7%	5.6%

Total Long-Term Assets	34.5%	30.5%	52.9%	27.7%	55.3%	41.7%	41.6%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	1.1%	0.0%	3.9%	0.0%	1.5%	0.7%	1.3%
Accounts Payable	22.3%	12.8%	5.7%	18.1%	10.9%	11.8%	11.8%
Income Taxes Payable	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Current Liabilities	23.2%	10.7%	20.0%	11.6%	3.5%	11.2%	11.4%

Total Current Liabilities	46.6%	23.5%	29.6%	29.6%	15.8%	26.5%	24.6%

Long-Term Debt	5.8%	0.0%	31.8%	0.0%	3.5%	1.8%	8.8%
Deferred Taxes & Investment Tax Credit	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.1%
Other Liabilities	1.6%	1.3%	21.3%	0.7%	0.5%	1.0%	5.9%

Total Long-Term Liabilities	7.4%	1.5%	53.0%	0.7%	4.0%	2.8%	14.8%

Total Liabilities	54.0%	25.0%	82.6%	30.3%	19.8%	27.7%	39.4%

Preferred Stock (Carrying Value)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Common Equity	0.0%	75.0%	17.4%	69.6%	80.2%	72.3%	60.5%

Total Shareholders’ Equity	46.0%	75.0%	17.4%	69.6%	80.2%	72.3%	60.5%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%

Notes:

Source: Capital IQ.

Exhibit IVD, Page 6 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of June 30, 2005

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP	Median	Average
Latest Twelve Months Ending:	06/30/05	4/1/2005	12/31/2004	6/30/2005	5/31/2005
Liquidity Ratios
Cash & Equivalents / Total Assets	2.1%	4.9%	19.4%	29.6%	14.6%	17.0%	17.1%
Working Capital % of Sales (1)	7.0%	40.2%	28.4%	33.7%	25.9%	31.1%	32.0%
Debt-Free Working Capital % of Sales (2)	7.5%	40.2%	34.7%	33.7%	27.2%	34.2%	33.9%
Cash/Debt-Free Working Capital % of Sales (3)	6.6%	35.9%	3.4%	10.3%	14.1%	12.2%	15.9%
Current Ratio	1.4	3.0	1.6	2.4	2.8	2.6	2.5
Quick Ratio (4)	0.5	2.2	1.1	1.9	1.7	1.8	1.7

Efficiency Ratios
Accounts Receivable Turnover	11.6	2.4	4.5	4.8	9.2	4.6	5.2
Days’ Receivable	31.5	151.8	81.9	75.6	39.5	78.8	87.2
Accounts Payable Turnover	10.1	6.8	7.3	5.8	8.2	7.1	7.0
Days’ Payable	36.3	53.6	49.9	62.6	44.6	51.7	52.7
Inventory Turnover	5.7	7.2	7.0	6.8	6.7	6.9	6.9
Days’ Inventory	64.0	50.9	52.4	53.4	54.2	52.9	52.7
Net PP&E Turnover	14.9	10.4	1.8	7.0	40.5	8.7	14.9
Asset Turnover	2.4	1.1	0.6	1.3	1.1	1.1	1.0

Leverage Ratios
Times Interest Earned	N/A	(67.3)	0.9	(10.8)	N/A	(10.8)	(25.7)
Debt / Book Capital	13.1%	0.0%	67.2%	0.0%	5.8%	2.9%	18.3%
Debt / Assets	6.9%	0.0%	35.7%	0.0%	5.0%	2.5%	10.2%
Assets / Equity	2.2	1.3	5.8	1.4	1.2	1.4	2.4

Profitability Ratios
EBITDA Margin	-7.4%	11.7%	12.2%	6.4%	8.6%	10.1%	9.7%
EBIT Margin	-9.1%	5.8%	-0.9%	3.9%	6.6%	4.9%	3.9%
Net Income Margin (5)	-9.1%	5.6%	-4.1%	4.4%	4.0%	4.2%	2.4%

DuPont Return on Equity
Net Income Margin (5)	-9.1%	5.6%	-4.1%	4.4%	4.0%	4.2%	2.4%
Asset Turnover	2.4	1.1	0.6	1.3	1.1	1.1	1.0
Return on Assets	-21.99%	6.4%	-2.6%	5.6%	4.4%	5.0%	3.4%
Assets / Equity	2.2	1.3	5.8	1.4	1.2	1.4	2.4
Return on Equity	-47.5%	8.5%	-14.7%	8.0%	5.5%	6.7%	1.8%

Notes

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivable) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVD, Page 7 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Valuation Analysis

Valuation as of June 30, 2005

($Millions)

		BEV/ Revenue	BEV/ EBITDA
		LTM (1)	LTM (1)
	High	1.5x	13.3x
	Low	0.6x	7.1x
	Median	0.8x	8.1x
	Average	0.9x	9.2x

	Selected Market Multiple	0.7x	8.1x
Times:	Financial Metric	$159	$13

Equals:	Estimated Business Enterprise Value	$111	$107

	Selected Business Enterprise Value	$111	$107

Plus:	Cash	1	1
Plus:	Non-Operating Assets	—	—

Equals:	Fair Value of Invested Capital (Marketable, Controlling Interest)	$112	$109

Less:	Total Interest Bearing Debt	(5)	(5)
Less:	Non-Operating Liabilities	—	—

Equals:	Estimated Fair Value of Equity (Marketable, Controlling Interest)	$108	$104

Notes:

(1)	Revenue and EBITDA Multiples are based on fiscal year 2006 projections as LTM results do not accurately reflect the change in the business

Exhibit IE

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of June 30, 2005

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$227,000	IV

Income Approach: Discounted Cash Flow Analysis	$204,000	III

Concluded Fair Value of Equity (Rounded) (1)	$220,000

Note:
(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVE, Page 1 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Valuation as of June 30, 2005

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Ticker Symbol	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK
Valuation Multiples
BEV/Revenue	N/A	1.2x	2.1x	0.9x	1.5x	2.2x	1.5x
BEV/EBITDA	N/A	9.6x	9.1x	13.8x	12.2x	15.8x	8.0x
BEV/EBIT	N/A	11.4x	10.7x	35.5x	15.0x	25.0x	9.6x

Market Capitalization
Stock Price	N/A	18.30	32.00	15.00	31.20	16.80	16.60
Shares Outstanding	N/A	2,452	1,583	11	134	66	4,487

Market Value of Equity	N/A	$44,875	$50,666	$168	$4,168	$1,104	$74,483
Preferred Stock	—	—	—	—	—	—	—
Short Term Debt	1	712	259	18	2	2	292
Long Term Debt	48	4,577	3,286	49	401	125	26

Total Debt	49	5,289	3,545	68	404	127	318
Market Value of Invested Capital	N/A	50,164	54,210	236	4,572	1,231	74,801
Cash	42	11,300	11,520	12	276	208	16,843

Business Enterprise Value	N/A	$38,864	$42,690	$224	$4,296	$1,023	$57,957

Key Financial Information
Revenue	$160	$32,043	$19,859	$257	$2,902	$475	$39,780
Operating Income (EBIT)	23	3,418	3,988	6	286	41	6,042
EBITDA	26	4,067	4,701	16	351	65	7,222
Net Operating Cash Flow	—	2,709	3,383	(7)	235	65	5,903
Net Income (Before XO Items)	23	2,417	3,138	2	174	43	4,340
Total Book Value of Equity	$214	$13,778	$11,632	$125	$1,409	$445	$19,353

Exhibit IVE, Page 2 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Income Statements

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Andrew Corporation - Wireless	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK
Latest Twelve Months Ended:	06/30/05	4/2/2005	12/31/2004	4/2/2005	4/1/2005	6/30/2005	12/31/2004
Net Sales	$160.0	$32,043.0	$19,859.2	$256.5	$2,901.5	$475.0	$39,780.1
Cost of Goods Sold (1)	91.4	21,239.0	10,663.7	169.9	2,133.2	129.4	24,646.6

Gross Income	68.5	10,804.0	9,195.5	86.6	768.3	345.6	15,133.5

Operating Expenses	42.7	6,737.0	4,494.4	70.4	417.1	280.8	7,912.0

EBITDA (2)	25.8	4,067.0	4,701.1	16.2	351.2	64.8	7,221.5

Depreciation & Amortization Expense	2.5	649.0	713.3	9.9	65.1	23.8	1,179.8

EBIT (3)	23.3	3,418.0	3,987.8	6.3	286.1	41.0	6,041.7

Interest Expense	—	(139.0)	(81.3)	(2.9)	(16.8)	0.8	406.4
Nonoperating Income (Expense)	—	(25.0)	348.8	(0.4)	(2.7)	(0.2)	(35.3)
Nonrecurring Income (Expense)	—	351.0	17.9	—	(10.9)	19.5	(12.2)

Pretax Income	23.3	3,605.0	4,273.2	3.0	255.7	61.1	6,400.6

Total Income Taxes	—	1,188.0	1,090.4	1.2	81.6	29.8	1,969.5
Minority Interest Expense (Income)	—	—	44.7	—	—	(11.8)	91.1

Net Income before Extraordinaries	23.3	2,417.0	3,138.1	1.8	174.1	43.1	4,340.0

Extraordinaries & Discontinued Ops.	—	(802.0)	—	(4.1)	5.1	—	—

Net Income after Extraordinaries	23.3	1,615.0	3,138.1	(2.3)	179.2	43.1	4,340.0

Extraordinaries & Discontinued Ops.	—	(802.0)	—	(4.1)	5.1	—	—
Nonrecurring Income (Expense)	—	351.0	17.9	—	(10.9)	19.5	(12.2)
Effective Tax Rate	—	0.3	0.3	0.4	0.3	0.5	0.3
Related Tax Expense (4)	—	115.7	4.6	—	(3.5)	9.5	(3.8)

Net Income, Adjusted	$23.3	$2,181.7	$3,124.8	$1.8	$181.5	$33.1	$4,348.4

Other Relevant Financial Information
Capital Expenditures	$4.8	$(496.0)	$(369.0)	$(7.8)	$(74.9)	$(25.8)	$(744.8)
Research & Development Expense	—	3,146.0	3,139.2	17.0	482.2	114.4	4,917.6

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.
Source:	Capital IQ.

Exhibit IVE, Page 3 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation- Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Ticker:	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK	Median	Average
Latest Twelve Months Ended:	06/30/05	4/2/2005	12/31/2004	4/2/2005	4/1/2005	6/30/2005	12/31/2004
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (1)	57.2%	66.3%	53.7%	66.2%	73.5%	27.2%	62.0%	64.1%	58.2%

Gross Income	42.8%	33.7%	46.3%	33.8%	26.5%	72.8%	38.0%	35.9%	41.8%

Operating Expenses	26.7%	21.0%	22.6%	27.4%	14.4%	59.1%	19.9%	21.8%	27.4%

EBITDA (2)	16.2%	12.7%	23.7%	6.3%	12.1%	13.6%	18.2%	13.2%	14.4%

Depreciation & Amortization Expense	1.6%	2.0%	3.6%	3.9%	2.2%	5.0%	3.0%	3.3%	3.3%

EBIT (3)	14.6%	10.7%	20.1%	2.5%	9.9%	8.6%	15.2%	10.3%	11.1%

Interest Expense	0.0%	-0.4%	-0.4%	-1.1%	-0.6%	0.2%	1.0%	-0.4%	-0.2%
Nonoperating Income (Expense)	0.0%	-0.1%	1.8%	-0.2%	-0.1%	0.0%	-0.1%	-0.1%	0.2%
Nonrecurring Income (Expense)	0.0%	1.1%	0.1%	0.0%	-0.4%	4.1%	0.0%	0.0%	0.8%

Pretax Income	14.6%	11.3%	21.5%	1.2%	8.8%	12.9%	16.1%	12.1%	12.0%

Total Income Taxes	0.0%	3.7%	5.5%	0.5%	2.8%	6.3%	5.0%	4.3%	4.0%
Minority Interest Expense (Income)	0.0%	0.0%	0.2%	0.0%	0.0%	-2.5%	0.2%	0.0%	-0.3%

Net Income before Extraordinaries	14.6%	7.5%	15.8%	0.7%	6.0%	9.1%	10.9%	8.3%	8.3%

Extraordinaries & Discontinued Ops.	0.0%	-2.5%	0.0%	-1.6%	0.2%	0.0%	0.0%	0.0%	-0.7%

Net Income after Extraordinaries	14.6%	5.0%	15.8%	-0.9%	6.2%	9.1%	10.9%	7.6%	7.7%

Extraordinaries & Discontinued Ops.	0.0%	-2.5%	0.0%	-1.6%	0.2%	0.0%	0.0%	0.0%	-0.7%
Nonrecurring Income (Expense)	0.0%	1.1%	0.1%	0.0%	-0.4%	4.1%	0.0%	0.0%	0.8%
Related Tax Expense (4)	0.0%	0.4%	0.0%	0.0%	-0.1%	2.0%	0.0%	0.0%	0.4%

Net Income, Adjusted	14.6%	6.8%	15.7%	0.7%	6.3%	7.0%	10.9%	6.9%	7.9%

Other Relevant Financial Information
Capital Expenditures	3.0%	-1.5%	-1.9%	-3.0%	-2.6%	-5.4%	-1.9%	-2.2%	-2.7%
Research & Development Expense	0.0%	9.8%	15.8%	6.6%	16.6%	24.1%	12.4%	14.1%	14.2%

Notes:

(1)	Cost of Goods Sold exlcudes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVE, Page 4 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Balance Sheets

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Andrew Corporation - Wireless	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK
As of:	06/30/05	4/2/2005	12/31/2004	4/2/2005	4/1/2005	6/30/2005	12/31/2004
Assets
Cash & Short-Term Investments	$41.7	$11,300.0	$11,519.9	$11.7	$275.6	$208.0	$16,843.4
Net Receivables	35.6	4,666.0	6,751.2	80.7	623.0	99.8	5,956.1
Inventories	50.8	2,480.0	2,107.2	39.8	236.2	51.4	1,773.8
Other Current Assets	3.5	3,240.0	220.4	60.5	114.0	65.2	1,942.2

Total Current Assets	131.7	21,686.0	20,598.7	192.7	1,248.8	424.4	26,515.5

Net Property, Plant & Equipment	14.2	2,292.0	879.6	36.9	303.0	38.1	2,030.7
Total Long-Term Investments	—	2,754.0	892.2	—	—	100.6	501.5
Intangibles	157.1	1,506.0	913.8	17.2	672.7	209.4	406.4
Other Assets	0.7	2,745.0	4,259.7	13.4	149.2	52.4	1,357.9

Total Long-Term Assets	172.0	9,297.0	6,945.3	67.5	1,124.9	400.5	4,296.5

Total Assets	$303.7	$30,983.0	$27,544.0	$260.2	$2,373.7	$824.9	$30,812.0

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$1.0	$712.0	$258.7	$18.4	$2.3	$2.2	$292.2
Accounts Payable	28.8	2,952.0	1,653.5	23.6	132.6	38.4	3,627.7
Income Taxes Payable	—	—	253.7	0.6	—	2.2	—
Other Current Liabilities	10.6	6,640.0	4,711.8	43.2	413.2	178.6	6,911.7

Total Curent Liabilities	40.3	10,304.0	6,877.7	85.8	548.1	221.4	10,831.6

Long-Term Debt	48.0	4,577.0	3,286.0	49.2	401.4	125.0	25.8
Deferred Taxes & Investment Tax Credit	—	—	63.4	—	15.0	18.0	243.3
Minority Test	—	—	159.1	—	—	11.3	228.3
Other Liabilities	1.8	2,324.0	5,525.8	—	—	3.9	130.5

Total Long-Term Liabilities	49.8	6,901.0	9,034.3	49.2	416.4	158.2	627.9

Total Liabilities	90.2	17,205.0	15,912.0	135.0	964.5	379.6	11,459.5

Preferred Stock (Carrying Value)	—	—	—	—	—	—	—
Common Equity		13,778.0	11,632.0	125.2	1,409.2	445.3	19,352.5

Total Shareholders’ Equity	213.5	13,778.0	11,632.0	125.2	1,409.2	445.3	19,352.5

Total Liabilities & Shareholders’ Equity	$303.7	$30,983.0	$27,544.0	$260.2	$2,373.7	$824.9	$30,812.0

Other Relevant Financial Information
Working Capital (1)	$91.4	$11,382.0	$13,721.0	$106.9	$700.7	$203.0	$15,683.9
Debt-Free & Cash-Free Working Capital (2)	50.6	794.0	2,459.8	113.6	427.4	(2.8)	(867.3)
Interest Bearing Debt (3)	49.0	5,289.0	3,544.7	67.6	403.7	127.2	318.0

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt

Source: Capital IQ.

Exhibit IVE, Page 5 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Balance Sheets - Common Sized

Valuation as of June 30, 2005

($Millions)

Company Name:	Andrew Corporation – Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Ticker:	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK	Median	Average
As of:	06/30/05	4/2/2005	12/31/2004	4/2/2005	4/1/2005	6/302005	12/31/2004
Assets
Cash & Short-Term Investments	13.7%	36.5%	41.8%	4.5%	11.6%	25.2%	54.7%	30.8%	29.0%
Net Receivables	11.7%	15.1%	24.5%	31.0%	26.2%	12.1%	19.3%	21.9%	21.4%
Inventories	16.7%	8.0%	7.7%	15.3%	10.0%	6.2%	5.8%	7.8%	8.8%
Other Current Assets	1.2%	10.5%	0.8%	23.3%	4.8%	7.9%	6.3%	7.1%	8.9%

Total Current Assets	43.4%	70.0%	74.8%	74.1%	52.6%	51.4%	86.1%	72.0%	68.2%

Net Property, Plant & Equipment	4.7%	7.4%	3.2%	14.2%	12.8%	4.6%	6.6%	7.0%	8.1%
Total Long-Term Investments	0.0%	8.9%	3.2%	0.0%	0.0%	12.2%	1.6%	2.4%	4.3%
Intangibles	51.7%	4.9%	3.3%	6.6%	28.3%	25.4%	1.3%	5.7%	11.6%
Other Assets	0.2%	8.9%	15.5%	5.1%	6.3%	6.4%	4.4%	6.3%	7.8%

Total Long-Term Assets	56.6%	30.0%	25.2%	25.9%	47.4%	48.6%	13.9%	28.0%	31.8%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholder’s Equity
Debt in Current Liabilities	0.3%	2.3%	0.9%	7.1%	0.1%	0.3%	0.9%	0.9%	1.9%
Accounts Payable	9.5%	9.5%	6.0%	9.1%	5.6%	4.7%	11.8%	7.5%	7.8%
Income Taxes Payable	0.0%	0.0%	0.9%	0.2%	0.0%	0.3%	0.0%	0.1%	0.2%
Other Current Liabilities	3.5%	21.4%	17.1%	16.6%	17.4%	21.7%	22.4%	19.4%	19.4%

Total Current Liabilities	13.3%	33.3%	25.0%	33.0%	23.1%	26.8%	35.2%	29.9%	29.4%

Long-Term Debt	15.8%	14.8%	11.9%	18.9%	16.9%	15.2%	0.1%	15.0%	13.0%

Deferred Taxes & Investment Tax Credit	0.0%	0.0%	0.2%	0.0%	0.6%	2.2%	0.8%	0.4%	0.6%

Minority Interest	0.0%	0.0%	0.6%	0.0%	0.0%	1.4%	0.7%	0.3%	0.4%

Other Liabilities	0.6%	7.5%	20.1%	0.0	0.0%	0.5%	0.4%	0.4%	4.7%

Total Long-Term Liabilities	16.4%	22.3%	32.8%	18.9%	17.5%	19.2%	2.0%	19.0%	18.8%

Total Liabilities	29.7%	55.5%	57.8%	51.9%	40.6%	46.0%	37.2%	49.0%	48.2%

Preferred Stock (Carrying Value)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Common Equity	0.0%	44.5%	42.2%	48.1%	59.4%	54.0%	62.8%	51.0%	51.8%

Total Shareholder’s Equity	70.3%	44.5%	42.2%	48.1%	59.4%	54.0%	62.8%	51.0%	51.8%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

Source: Capital IQ

Exhibit IVE, Page 6 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of June 30, 2005

Company Name:	Andrew Corporation- Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Techonologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Ticker:	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK	Median	Average
Latest Twelve Months Ending:	06/30/05	4/2/2005	12/31/2004	4/2/2005	4/1/2005	6/30/2005	12/31/2004
Liquidity Ratios
Cash & Equivalents / Total Assets	13.7%	36.5%	41.8%	4.5%	11.6%	25.2%	54.7%	30.8%	29.0%
Working Capital % of Sales (1)	57.1%	35.5%	69.1%	41.7%	24.1%	42.7%	39.4%	40.6%	42.1%
Debt-Free Working Capital % of Sales (2)	57.7%	37.7%	70.4%	48.8%	24.2%	43.2	40.2%	41.7%	44.1%
Cash/Debt-Free Working Capital % of Sales (3)	31.7%	2.5%	12.4%	44.3%	14.7%	-0.6%	-2.2%	7.4%	11.9%
Current Ratio	3.3	2.1	3.0	2.2	2.3	1.9	2.4	2.3	2.3
Quick Ratio (4)	1.9	1.5	2.7	1.1	1.6	1.4	2.1	1.6	1.7

Efficiency Ratios
Accounts Receivable Turnover	4.5	6.9	2.9	3.2	4.7	4.8	6.7	4.7	4.8
Days’ Receivable	81.3	53.2	124.1	114.8	78.4	76.7	54.6	77.5	83.6
Accounts Payable Turnover	3.2	7.2	6.4	7.2	16.1	3.4	6.8	7.0	7.8
Days’ Payable	115.0	50.7	56.6	50.7	22.7	108.3	53.7	52.2	57.1
Inventory Turnover	1.8	8.6	5.1	4.3	9.0	2.5	13.9	6.8	7.2
Days’ Inventory	203.0	42.6	72.1	85.5	40.4	145.0	26.3	57.4	68.7
Net PP&E Turnover	11.3	14.0	22.6	7.0	9.6	12.5	19.6	13.2	14.2
Asset Turnover	0.5	1.0	0.7	1.0	1.2	0.6	1.3	1.0	1.0

Leverage Ratios
Times Interest Earned	N/A	24.6	49.1	2.2	17.0	(51.3)	(14.9)	9.6	4.5
Debt / Book Capital	18.7%	27.7%	23.4%	35.1%	22.3%	22.2%	1.6%	22.8%	22.0%
Debt / Assets	16.1%	17.1%	12.9%	26.0%	17.0%	15.4%	1.0%	16.2%	14.9%
Assets / Equity	1.4	2.2	2.4	2.1	1.7	1.9	1.6	2.0	2.0

Profitability Ratios
EBITDA Margin	16.2%	12.7%	23.7%	6.3%	12.1%	13.6%	18.2%	13.2%	14.4%
EBIT Margin	14.6%	10.7%	20.1%	2.5%	9.9%	8.6%	15.2%	10.3%	11.1%
Net Income Margin (5)	14.6%	7.5%	15.8%	0.7%	6.0%	9.1%	10.9%	8.3%	8.3%

DuPont Return on Equity
Net Income Margin (5)	14.6%	7.5%	15.8%	0.7%	6.0%	9.1%	10.9%	8.3%	8.3%
Asset Turnover	0.5	1.0	0.7	1.0	1.2	0.6	1.3	1.0	1.0
Return on Assets	7.7%	7.8%	11.4%	0.7%	7.3%	5.2%	14.1%	7.6%	7.8%
Assets / Equity	1.4	2.2	2.4	2.1	1.7	1.9	1.6	2.0	2.0
Return on Equity	10.9%	17.5%	27.0%	1.4%	12.4%	9.7%	22.4%	14.9%	15.1%

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivable) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVE, Page 7 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Valuation Analysis

Valuation as of June 30, 2005

($Millions)

		BEV / Revenue	BEV / EBITDA
		LTM	LTM
	High	2.2x	15.8x
	Low	0.9x	8.0x
	Median	1.5x	10.9x
	Average	1.6x	11.4x

	Selected Market Multiple	1.6x	8.2x
Times:	Financial Metric	$160	$26

Equals:	Estimated Business Enterprise Value	$256	$212

	Selected Business Enterprise Value	$256	$212

Plus:	Cash	42	42
Plus:	Non-Operating Assets	—	—

Equals:	Fair Value of Invested Capital (Marketable, Controlling Interest)	$298	$254

Less:	Total Interest Bearing Debt	(49)	(49)
Less:	Non-Operating Liabilities	—	—

Equals:	Estimated Fair Value of Equity (Marketable, Controlling Interest)	$249	$205

Exhibit C

Exhibit IA

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of July 1, 2006

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$572,000	IV

Income Approach: Discounted Cash Flow Analysis	$484,000	III

Concluded Fair Value of Equity (Rounded) (1)	$528,000

Note:

(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVA, Page 1 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Valuation as of July 1, 2006

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Base Stations	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker Symbol	NA	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY
										0
Valuation Multiples
BEV/Revenue	N/A	1.3x	1.5x	2.7x	1.0x	3.0x	2.3x	2.3x	1.3x	2.2x
BEV/EBITDA	N/A	11.8x	4.4x	12.5x	7.5x	9.8x	10.1x	10.9x	nmf	10.9x
BEV/EBIT	N/A	24.1x	17.6x	14.7x	8.8x	10.9x	12.1x	16.1x	nmf	14.1x

Market Capitalization
Stock Price	N/A	9.12	7.72	55.96	20.15	22.43	33.04	13.31	12.35	10.66
Shares Outstanding	N/A	112	157	90	2,470	77	1,587	448	67	146

Market Value of Equity	N/A	$1,023	$1,214	$5,013	$49,769	$1,722	$52,434	$5,964	$830	$1,553
Preferred Stock	—	—	304	—	—	—	—	—	—	—
Short Term Debt	5	0	299	11	490	—	1,519	206	0	—
Long Term Debt	78	330	1,320	696	3,758	50	1,813	—	125	—

Total Debt	83	330	1,620	707	4,248	50	3,333	206	125	—
Market Value of Invested Capital	N/A	1,353	3,138	5,720	54,017	1,772	55,767	6,170	955	1,553
Cash	13	239	215	46	14,390	194	8,514	1,424	237	613

Business Enterprise Value	N/A	$1,114	$2,923	$5,674	$39,627	$1,577	$47,253	$4,747	$717	$940

Key Financial Information
Revenue	$483	$856	$1,889	$2,131	$41,152	$521	$20,469	$2,049	$541	$433
Operating Income (EBIT)	12	46	166	386	4,526	145	3,892	294	(25)	67
EBITDA	27	94	661	454	5,259	161	4,688	436	22	86
Net Operating Cash Flow	—	4	649	285	4,356	129	3,188	270	38	97
Net Income (Before XO Items)	12	43	519	219	5,000	102	3,114	240	(62)	57
Total Book Value of Equity	$498	$591	$334	$809	$17,277	$488	$13,737	$2,910	$373	$852

Exhibit IVA, Page 2 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Income Statements

Valuation as of July 1, 2006

($Millions)

Company Name:	Andres Corporation - Base Stations	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY
Latest Twelve Months Ended:	07/01/06	4/2/2006	12/31/2005	6/30/2006	7/1/2006	6/30/2006	3/31/2006	6/30 /2006	6/30/2006	3/31/2006
Net Sales	$483.4	$856.0	$1,889.5	$2,130.7	$41,152.0	$520.7	$20,469.2	$2,049.3	$541.4	$433.2
Cost of Goods Sold (1)	382.0	642.3	1,224.0	1,386.1	28,337.0	210.1	11,339.3	1,083.3	246.1	167.1

Gross Income	101.4	213.6	665.5	744.6	12,815.0	310.7	9,129.9	966.0	295.3	266.1

Operating Expenses	74.8	119.5	4.6	290.6	7,556.0	150.1	4,441.7	530.1	272.9	179.8

EBITDA (2)	26.5	94.2	660.9	454.0	5,259.0	160.5	4,688.2	435.9	22.3	86.3

Depreciation & Amortization Expense	14.9	48.0	495.0	67.6	733.0	15.6	796.5	141.7	46.9	19.4

EBIT (3)	11.7	46.2	165.9	386.3	4,526.0	144.9	3,891.6	294.2	(24.5)	66.9

Interest Expense	—	0.4	(225.0)	(33.1)	212.0	10.0	21.3	42.1	2.8	21.2
Nonoperating Income (Expense)	—	1.8	602.4	(11.9)	113.0	0.7	356.2	(4.2)	(1.0)	—
Nonrecurring Income (Expense)	—	(2.9)	(60.5)	(17.4)	1,970.0	1.0	—	(8.1)	(60.1)	—

Pretax Income	11.7	45.5	482.8	323.9	6,821.0	156.7	4,269.1	324.0	(82.8)	88.1

Total Income Taxes	—	2.5	(208.2)	105.4	1,821.0	54.4	1,135.7	84.1	(17.8)	31.0
Minority Interest Expense (Income)	—	—	171.8	—	—	—	19.0	—	(2.6)	—

Net Income before Extraordinaries	11.7	43.0	519.1	218.5	5,000.0	102.3	3,114.5	239.9	(62.5)	57.0

Extraordinaries & Discontinued Ops.	—	—	—	—	23.0	—	—	—	8.5	—

Net Income after Extraordinaries	11.7	43.0	519.1	218.5	5,023.0	102.3	3,114.5	239.9	(54.0)	57.0

Extraordinaries & Discontinued Ops.	—	—	—	—	23.0	—	—	—	8.5	—
Nonrecurring Income (Expense)	—	(2.9)	(60.5)	(17.4)	1,970.0	1.0	—	(8.1)	(60.1)	—
Effective Tax Rate	—	0.1	(0.4)	0.3	0.3	0.3	0.3	0.3	0.2	0.4
Related Tax Expense (4)	—	(0.2)	26.1	(5.7)	525.9	0.4	—	(2.1)	(12.9)	—

Net Income, Adjusted	$11.7	$45.7	$605.7	$230.3	$3,555.9	$101.6	$3,114.5	$245.9	$(15.2)	$57.0

Other Relevant Financial Information
Capital Expenditures	$11.1	$(26.5)	$(181.1)	$(63.1)	$(616.0)	$(6.9)	$—	$(74.7)	$(30.1)	$(11.0)
Research & Development Expense		61.9	—	—	3,914.0	63.3	3,275.5	345.2	132.2	53.0

Notes

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVA, Page 3 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Base Stations	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY	Median	Average
Latest Twelve Months Ended:	07/01/06	4/2/2006	12/31/2005	6/30/2006	7/1/2006	6/30/2006	3/31/2006	6/30/2006	6/30/2006	3/31/2006
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (1)	79.0%	75.0%	64.8%	65.1%	68.9%	40.3%	55.4%	52.9%	45.5%	38.6%	55.4%	56.3%

Gross Income	21.0%	25.0%	35.2%	34.9%	31.1%	59.7%	44.6%	47.1%	54.5%	61.4%	44.6%	43.7%

Operating Expenses	15.5%	14.0%	0.2%	13.6%	18.4%	28.8%	21.7%	25.9%	50.4%	41.5%	21.7%	23.8%

EBITDA (2)	5.5%	11.0%	35.0%	21.3%	12.8%	30.8%	22.9%	21.3%	4.1%	19.9%	21.3%	19.9%

Depreciation & Amortization Expense	3.1%	5.6%	26.2%	3.2%	1.8%	3.0%	3.9%	6.9%	8.7%	4.5%	4.5%	7.1%

EBIT (3)	2.4%	5.4%	8.8%	18.1%	11.0%	27.8%	19.0%	14.4%	-4.5%	15.4%	14.4%	12.8%

Interest Expense	0.0%	0.0%	-11.9%	-1.6%	0.5%	1.9%	0.1%	2.1%	0.5%	4.9%	0.5%	-0.4%
Nonoperating Income (Expense)	0.0%	0.2%	31.9%	-0.6%	0.3%	0.1%	1.7%	-0.2%	-0.2%	0.0%	0.1%	3.7%
Nonrecurring Income (Expense)	0.0%	-0.3%	-3.2%	-0.8%	4.8%	0.2%	0.0%	-0.4%	-11.1%	0.0%	-0.3%	-1.2%

Pretax Income	2.4%	5.3%	25.6%	15.2%	16.6%	30.1%	20.9%	15.8%	-15.3%	20.3%	16.6%	14.9%

Total Income Taxes	0.0%	0.3%	-11.0%	4.9%	4.4%	10.4%	5.5%	4.1%	-3.3%	7.2%	4.4%	2.5%
Minority Interest Expense (Income)	0.0%	0.0%	9.1%	0.0%	0.0%	0.0%	0.1%	0.0%	-0.5%	0.0%	0.0%	1.0%

Net Income before Extraordinaries	2.4%	5.0%	27.5%	10.3%	12.2%	19.6%	15.2%	11.7%	-11.5%	13.2%	12.2%	11.5%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	1.6%	0.0%	0.0%	0.2%

Net Income after Extraordinaries	2.4%	5.0%	27.5%	10.3%	12.2%	19.6%	15.2%	11.7%	-10.0%	13.2%	12.2%	11.6%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	1.6%	0.0%	0.0%	0.2%
Nonrecurring Income (Expense)	0.0%	-0.3%	-3.2%	-0.8%	4.8%	0.2%	0.0%	-0.4%	-11.1%	0.0%	-0.3%	-1.2%
Related Tax Expense (4)	0.0%	0.0%	1.4%	-0.3%	1.3%	0.1%	0.0%	-0.1%	-2.4%	0.0%	0.0%	0.0%

Net Income, Adjusted	2.4%	5.3%	32.1%	10.8%	8.6%	19.5%	15.2%	12.0%	-2.8%	13.2%	12.0%	12.7%

Other Relevant Financial Information
Capital Expenditures	2.3%	-3.1%	-9.6%	-3.0%	-1.5%	-1.3%	0.0%	-3.6%	-5.6%	-2.5%	-3.0%	-3.4%
Research & Development Expense	0.0%	7.2%	0.0%	0.0%	9.5%	12.2%	16.0%	16.8%	24.4%	12.2%	12.2%	10.9%

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVA, Page 4 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Balance Sheets

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Base Stations	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY
As of:	07/01/06	4/2/2006	12/31/2005	6/30/2006	7/1/2006	6/30/2006	3/31/2006	6/30/2006	6/30/2006	3/31/2006
Assets
Cash & Short-Term Investments	$12.8	$239.4	$214.8	$45.9	$14,390.0	$194.3	$8,513.8	$1,423.7	$237.2	$612.7
Net Receivables	121.0	213.1	249.5	336.9	6,420.0	69.4	7,992.9	431.3	141.8	84.2
Inventories	102.2	117.3	35.0	366.4	2,716.0	47.2	3,015.7	140.3	65.8	36.1
Other Current Assets	14.5	31.5	12.9	60.3	4,902.0	9.8	—	—	151.1	42.7

Total Current Assets	250.4	601.3	512.2	809.5	28,428.0	320.6	19,522.4	1,995.3	596.0	775.7

Net Property, Plant & Equipment	49.7	162.8	1,965.8	257.6	2,084.0	83.1	1,035.3	300.4	45.2	11.3
Total Long-Term Investments	—	—	0.7	—	1,395.0	190.3	1,126.0	—	7.3	176.9
Intangibles	422.6	365.4	252.5	955.6	2,192.0	—	2,967.8	1,216.7	168.8	—
Other Assets	5.8	10.9	99.1	28.8	1,905.0	0.5	2,959.7	133.6	67.0	17.7

Total Long-Term Assets	478.0	539.1	2,318.1	1,242.0	7,576.0	273.9	8,088.9	1,650.7	288.4	205.9

Total Assets	$728.5	$1,140.4	$2,830.2	$2,051.5	$36,004.0	$594.5	$27,611.3	$3,646.0	$884.3	$981.6

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$4.6	$0.4	$299.1	$10.9	$490.0	$—	$1,519.4	$206.2	$0.0	—
Accounts Payable	82.9	99.0	275.6	215.1	4,134.0	27.0	1,852.5	103.8	32.2	23.4
Income Taxes Payable	—	15.0	—	42.2	—	4.4	—	38.8	—	6.9
Other Current Liabilities	48.6	94.4	155.0	127.5	7,430.0	18.6	7,228.1	205.4	345.1	77.0

Total Current Liabilities	136.1	208.9	729.6	395.8	12,054.0	49.9	10,600.0	554.2	377.3	107.3

Long-Term Debt	78.4	330.0	1,320.5	695.9	3,758.0	50.0	1,813.1	—	125.0	—
Deferred Taxes & Investment Tax Credit	—	9.8	—	—	—	1.6	13.0	—	1.6	—
Minority Interest	—	—	288.1	—	—	—	121.0	—	—	—
Other Liabilities	15.9	0.5	158.0	150.5	2,915.0	4.6	1,326.8	181.9	7.4	22.7

Total Long-Term Liabilities	94.3	340.4	1,766.5	846.3	6,673.0	56.1	3,273.9	181.9	134.0	22.7

Total Liabilities	230.4	549.2	2,496.2	1,242.2	18,727.0	106.1	13,874.0	736.1	511.3	130.0

Preferred Stock (Carrying Value)	—	—	304.3	—	—	—	—	—	—	—
Common Equity	—	591.1	29.7	809.4	17,277.0	488.4	13,737.3	2,909.9	373.1	851.6

Total Shareholders’ Equity	498.1	591.1	334.1	809.4	17,277.0	488.4	13,737.3	2,909.9	373.1	851.6

Total Liabilities & Shareholders’ Equity	$728.5	$1,140.4	$2,830.2	$2,051.5	$36,004.0	$594.5	$27,611.3	$3,646.0	$884.3	$981.6

Other Relevant Financial Information
Working Capital (1)	$114.3	$392.4	$(217.4)	$413.7	$16,374.0	$270.7	$8,922.4	$1,441.1	$218.7	$668.4
Debt-Free & Cash-Free Working Capital (2)	106.1	153.4	(133.2)	378.7	2,474.0	76.4	1,928.0	223.6	(18.5)	55.7
Interest Bearing Debt (3)	83.0	330.4	1,619.5	706.8	4,248.0	50.0	3,332.6	206.2	125.0	—

Notes:
(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt
Source:	Capital IQ.

Exhibit IVA, Page 5 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of July 1, 2005

($Millions)

Company Name:	Andrew Corporation - Base Stations	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY	Median	Average
As of:	07/01/06	4/2/2006	12/31/2005	6/30/2006	7/1/2006	6/30/2006	3/31/2006	6/30/2006	6/30/2006	3/31/2006
Assets
Cash & Short-Term Investments	1.8%	21.0%	7.6%	2.2%	40.0%	32.7%	30.8%	39.0%	26.8%	62.4%	30.8%	29.2%
Net Receivables	16.6%	18.7%	8.8%	16.4%	17.8%	11.7%	28.9%	11.8%	16.0%	8.6%	16.0%	15.4%
Inventories	14.0%	10.3%	1.2%	17.9%	7.5%	7.9%	10.9%	3.8%	7.4%	3.7%	7.5%	7.9%
Other Current Assets	2.0%	2.8%	0.5%	2.9%	13.6%	1.6%	0.0%	0.0%	17.1%	4.4%	2.8%	4.8%

Total Current Assets	34.4%	52.7%	18.1%	39.5%	79.0%	53.9%	70.7%	54.7%	67.4%	79.0%	54.7%	57.2%

Net Property, Plant & Equipment	6.8%	14.3%	69.5%	12.6%	5.8%	14.0%	3.7%	8.2%	5.1%	1.1%	8.2%	14.9%
Total Long-Term Investments	0.0%	0.0%	0.0%	0.0%	3.9%	32.0%	4.1%	0.0%	0.8%	18.0%	0.8%	6.5%
Intangibles	58.0%	32.0%	8.9%	46.6%	6.1%	0.0%	10.7%	33.4%	19.1%	0.0%	10.7%	17.4%
Other Assets	0.8%	1.0%	3.5%	1.4%	5.3%	0.1%	10.7%	3.7%	7.6%	1.8%	3.5%	3.9%

Total Long-Term Assets	65.6%	47.3%	81.9%	60.5%	21.0%	46.1%	29.3%	45.3%	32.6%	21.0%	45.3%	42.8%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	0.6%	0.0%	10.6%	0.5%	1.4%	0.0%	5.5%	5.7%	0.0%	0.0%	0.5%	2.6%
Accounts Payable	11.4%	8.7%	9.7%	10.5%	11.5%	4.5%	6.7%	2.8%	3.6%	2.4%	6.7%	6.7%
Income Taxes Payable	0.0%	1.3%	0.0%	2.1%	0.0%	0.7%	0.0%	1.1%	0.0%	0.7%	0.7%	0.7%
Other Current Liabilities	6.7%	8.3%	5.5%	6.2%	20.6%	3.1%	26.2%	5.6%	39.0%	7.8%	7.8%	13.6%

Total Current Liabilities	18.7%	18.3%	25.8%	19.3%	33.5%	8.4%	38.4%	15.2%	42.7%	10.9%	19.3%	23.6%

Long-Term Debt	10.8%	28.9%	46.7%	33.9%	10.4%	8.4%	6.6%	0.0%	14.1%	0.0%	10.4%	16.6%
Deferred Taxes & Investment Tax Credit	0.0%	0.9%	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	0.2%	0.0%	0.0%	0.2%
Minority Interest	0.0%	0.0%	10.2%	0.0%	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	1.2%
Other Liabilities	2.2%	0.0%	5.6%	7.3%	8.1%	0.8%	4.8%	5.0%	0.8%	2.3%	4.8%	3.9%

Total Long-Term Liabilities	12.9%	29.8%	62.4%	41.3%	18.5%	9.4%	11.9%	5.0%	15.1%	2.3%	15.1%	21.8%

Total Liabilities	31.6%	48.2%	88.2%	60.5%	52.0%	17.8%	50.2%	20.2%	57.8%	13.2%	50.2%	45.4%

Preferred Stock (Carrying Value)	0.0%	0.0%	10.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.2%
Common Equity	0.0%	51.8%	1.1%	39.5%	48.0%	82.2%	49.8%	79.8%	42.2%	86.8%	49.8%	53.4%

Total Shareholders’s Equity	68.4%	51.8%	11.8%	39.5%	48.0%	82.2%	49.8%	79.8%	42.2%	86.8%	49.8%	54.6%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

Source: Capital IQ.

Exhibit IVA, Page 6 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of July 1, 2006

Company:	Andrew Corporation - Base Stations	Powerwave Technologies Inc.	Nortel Inversora S.A.	Amphenol Corp.	Motorola Inc.	Adtran Inc.	Lm Ericsson Telephone Co.	Tellabs Inc.	Tekelec	Foundry Networks, Inc.
Ticker:	NA	PWAV	NTL	APH	MOT	ADTN	ERICY	TLAB	TKLC	FDRY	Median	Average
Latest Twelve Months Ended:	07/01/06	4/2/2006	12/31/2005	6/30/2006	7/1/2006	6/30/2006	3/31/2006	6/30/2006	6/30/2006	3/31/2006
Liquidity Ratios
Cash & Equivalents / Total Assets	1.8%	21.0%	7.6%	2.2%	40.0%	32.7%	30.8%	39.0%	26.8%	62.4%	30.8%	29.2%
Working Capital % of Sales (1)	23.6%	45.8%	-11.5%	19.4%	39.8%	52.0%	43.6%	70.3%	40.4%	154.3%	43.6%	50.5%
Debt-Free Working Capital % of Sales (2)	24.6%	45.9%	4.3%	19.9%	41.0%	52.0%	51.0%	80.4%	40.4%	154.3%	45.9%	54.4%
Cash/Debt-Free Working Capital % of Sales (3)	22.0%	17.9%	-7.0%	17.8%	6.0%	14.7%	9.4%	10.9%	-3.4%	12.9%	10.9%	8.8%
Current Ratio	1.8	2.9	0.7	2.0	2.4	6.4	1.8	3.6	1.6	7.2	2.4	3.2
Quick Ratio (4)	1.0	2.2	0.6	1.0	1.7	5.3	1.6	3.3	1.0	6.5	1.7	2.6

Efficiency Ratios
Accounts Receivable Turnover	4.0	4.0	7.6	6.3	6.4	7.5	2.6	4.8	3.8	5.1	5.1	5.3
Days’ Receivable	91.4	90.9	48.2	57.7	56.9	48.6	142.5	76.8	95.6	70.9	70.9	76.5
Accounts Payable Turnover	4.6	6.5	4.4	6.4	6.9	7.8	6.1	10.4	7.6	7.1	6.9	7.0
Days’ Payable	79.2	56.3	82.2	56.6	53.2	46.9	59.6	35.0	47.8	51.1	53.2	54.3
Inventory Turnover	3.7	5.5	34.9	3.8	10.4	4.5	3.8	7.7	3.7	4.6	4.6	8.8
Days’ Inventory	97.6	66.6	10.4	96.5	35.0	82.0	97.1	47.3	97.6	78.7	78.7	67.9
Net PP&E Turnover	9.7	5.3	1.0	8.3	19.7	6.3	19.8	6.8	12.0	38.4	8.3	13.1
Asset Turnover	0.7	0.8	0.7	1.0	1.1	0.9	0.7	0.6	0.6	0.4	0.7	0.8

Leverage Ratios
Times Interest Earned	N/A	(112.1)	0.7	11.7	(21.3)	(14.5)	(182.7)	(7.0)	8.8	(3.2)	(7.0)	(35.5)
Debt / Book Capital	14.3%	35.9%	82.9%	46.6%	19.7%	9.3%	19.5%	6.6%	25.1%	0.0%	19.7%	27.3%
Debt / Assets	11.4%	29.0%	57.2%	34.5%	11.8%	8.4%	12.1%	5.7%	14.1%	0.0%	12.1%	19.2%
Assets / Equity	1.5	1.9	8.5	2.5	2.1	1.2	2.0	1.3	2.4	1.2	2.0	2.6

Profitability Ratios
EBITDA Margin	5.5%	11.0%	35.0%	21.3%	12.8%	30.8%	22.9%	21.3%	4.1%	19.9%	21.3%	19.9%
EBIT Margin	2.4%	5.4%	8.8%	18.1%	11.0%	27.8%	19.0%	14.4%	-4.5%	15.4%	14.4%	12.8%
Net Income Margin (5)	2.4%	5.0%	27.5%	10.3%	12.2%	19.6%	15.2%	11.7%	-11.5%	13.2%	12.2%	11.5%

DuPont Return on Equity
Net Income Margin (5)	2.4%	5.0%	27.5%	10.3%	12.2%	19.6%	15.2%	11.7%	-11.5%	13.2%	12.2%	11.5%
Asset Turnover	0.7	0.8	0.7	1.0	1.1	0.9	0.7	0.6	0.6	0.4	0.7	0.8
Return on Assets	1.6%	3.8%	18.3%	10.7%	13.9%	17.2%	11.3%	6.6%	-7.1%	5.8%	10.7%	8.9%
Assets / Equity	1.5	1.9	8.5	2.5	2.1	1.2	2.0	1.3	2.4	1.2	2.0	2.6
Return on Equity	2.3%	7.3%	155.4%	27.0%	28.9%	20.9%	22.7%	8.2%	-16.7%	6.7%	20.9%	28.9%

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivable) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVA, Page 7 of 7

Andrew Corporation

Base Station Subsystems

Business Enterprise Valuation

Valuation Analysis

Valuation as of July 1, 2006

($Millions)

		BEV/ Revenue	BEV/ EBITDA
		FY07 (1)	FY07 (2)
	High	3.0x	12.5x
	Low	1.0x	4.4x
	Median	2.2x	10.5x
	Average	2.0x	9.7x

	Selected Market Multiple	1.2x	10.0x
Times:	Financial Metric	$497	$50

Equals:	Estimated Business Enterprise Value	$597	$500

	Selected Business Enterprise Value	$597	$500

Less:	Total Interest Bearing Debt	(82)	(82)
Less:	Non-Operating Liabilities	—	—

Equals:	Estimated Value of Equity (Marketable, Minority Interest)	$515	$418

Plus:	Control Premium of 20%	103	84
Plus:	Cash	13	13
Plus:	Non-Operating Assets	—	—

Equals:	Fair Value of Equity (Marketable, Controlling Interest)	$630	$514

Notes:

(1)	Revenue Multiple is based on fiscal year 2007 projections as LTM results do not accurately reflect the change in the business.
(2)	EBITDA has been normalized based on the average EBITDA margin over the projection period of 2007-2010.

Exhibit IB

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of July 1, 2006

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$90,000	IV

Income Approach: Discounted Cash Flow Analysis	$63,000	III

Concluded Fair Value of Equity (Rounded) (1)	$77,000

Note:
(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVB, Page 1 of 7

Andrew Corporation

Satellite Communication

Business Enterprise Valuation

Valuation as of July 1,2006

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker Symbol	NA	VSAT	GILTF	GCOM	CAMP
Valuation Multiples
BEV/Revenue	N/A	1.6x	1.1x	0.8x	1.0x
BEV/EBITDA	N/A	13.6x	10.6x	14.5x	7.6x
BEV/EBIT	N/A	25.8x	nmf	26.8x	9.1x

Market Capitalization
Stock Price	N/A	25.70	7.70	7.50	8.90
Shares Outstanding	N/A	28	23	15	24

Market Value of Equity		$712	$174	$114	$209
Preferred Stock	—	—	—	—	—
Short Term Debt	1	—	16	—	1
Long Term Debt	4	—	112	—	37

Total Debt	5	—	128	—	38
Market Value of Invested Capital	N/A	712	302	114	247
Cash	2	37	78	26	31

Business Enterprise Value	N/A	$675	$224	$88	$216

Key Financial Information
Revenue	$121	$434	$209	$117	$216
Operating Income (EBIT)	(11)	26	2	3	24
EBITDA	(8)	50	21	6	28
Net Operating Cash Flow	—	52	4	(1)	23
Net Income (Before XO Items)	(11)	24	(4)	4	(22)
Total Book Value of Equity	$53	$263	$86	$66	$146

Exhibit IVB, Page 2 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Income Statements

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP
Latest Twelve Months Ended:	07/01/06	03/31/06	12/31/05	03/31/06	05/31/06
Net Sales	$121.1	$433.8	$209.4	$117.2	$216.2
Cost of Goods Sold (1)	110.5	327.2	132.6	96.6	163.3

Gross Income	10.5	106.6	76.8	20.6	52.9

Operating Expenses	19.0	56.9	55.7	14.5	24.6

EBITDA (2)	(8.5)	49.7	21.1	6.1	28.3

Depreciation & Amortization Expense	2.5	23.5	19.1	2.8	4.4

EBIT (3)	(10.9)	26.2	2.0	3.3	23.9

Interest Expense	—	(0.2)	(2.0)	0.9	0.8
Nonoperating Income (Expense)	—	—	—	—	0.7
Nonrecurring Income (Expense)	—	2.7	(0.6)	—	(36.7)

Pretax Income	(10.9)	28.7	(0.6)	4.2	(11.3)

Total Income Taxes	—	5.1	3.1	0.2	10.2
Minority Interest Expense (Income)	—	0.1	—	—	—

Net Income before Extraordinaries	(10.9)	23.5	(3.7)	4.0	(21.5)

Extraordinaries & Discontinued Ops.	—	—	—	—	—

Net Income after Extraordinaries	(10.9)	23.5	(3.7)	4.0	(21.5)

Extraordinaries & Discontinued Ops.	—	—	—	—	—
Nonrecurring Income (Expense)	—	2.7	(0.6)	—	(36.7)
Effective Tax Rate	—	0.2	(5.2)	0.0	(0.9)
Related Tax Expense (4)	—	0.5	3.1	—	33.1

Net Income, Adjusted	$(10.9)	$21.3	$0.0	$4.0	$48.3

Other Relevant Financial Information
Capital Expenditures	$4.2	$(23.7)	$(3.6)	$(1.9)	$(2.7)
Research & Development Expense	—	15.7	14.0	0.9	9.5

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVB, Page 3 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecom Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP	Median	Average
Latest Twelve Months Ending:	07/01/06	03/31/06	12/31/05	03/31/06	05/31/06
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (1)	91.3%	75.4%	63.3%	82.4%	75.5%	75.5%	74.2%

Gross Income	8.7%	24.6%	36.7%	17.6%	24.5%	24.5%	25.8%

Operating Expenses	15.7%	13.1%	26.6%	12.4%	11.4%	12.7%	15.9%

EBITDA (2)	-7.0%	11.5%	10.1%	5.2%	13.1%	10.8%	10.0%

Depreciation & Amortization Expense	2.0%	5.4%	9.1%	2.4%	2.0%	3.9%	4.7%

EBIT (3)	-9.0%	6.0%	1.0%	2.8%	11.1%	4.4%	5.2%

Interest Expense	0.0%	0.0%	-1.0%	0.8%	0.4%	0.2%	0.0%
Nonoperating Income (Expense)	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%	0.1%
Nonrecurring Income (Expense)	0.0%	0.6%	-0.3%	0.0%	-17.0%	-0.1%	-4.2%

Pretax Income	-9.0%	6.6%	-0.3%	3.6%	-5.2%	1.6%	1.2%

Total Income Taxes	0.0%	1.2%	1.5%	0.2%	4.7%	1.3%	1.9%
Minority Interest Expense (Income)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net Income before Extraordinaries	-9.0%	5.4%	-1.8%	3.4%	-9.9%	0.8%	-0.7%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net Income before Extraordinaries	-9.0%	5.4%	-1.8%	3.4%	-9.9%	0.8%	-0.7%

Extraordinaries & Discontinued Ops.	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Nonrecurring Income (Expense)	0.0%	0.6%	-0.3%	0.0%	-17.0%	-0.1%	-4.2%
Related Tax Expense (4)	0.0%	0.1%	1.5%	0.0%	15.3%	0.8%	4.2%

Net Income, Adjusted	-9.0%	4.9%	0.0%	3.4%	22.4%	4.2%	7.7%

Other Relevant Financial Information
Capital Expenditures	3.5%	-5.5%	-1.7%	-1.6%	-1.2%	-1.7%	-2.5%
Research & Development Expense	0.0%	3.6%	6.7%	0.8%	4.4%	4.0%	3.9%

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earning before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVB, Page 4 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Balance Sheets

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecom Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP
As of:	07/01/06	03/31/06	12/31/05	03/31/06	05/31/06
Assets
Cash & Short-Term Investments	$2.5	$36.9	$78.2	$25.7	$30.8
Net Receivables	22.7	144.7	51.2	21.8	28.5
Inventories	28.0	49.9	23.3	16.9	30.6
Other Current Assets	2.6	13.0	32.2	1.0	13.3

Total Current Assets	55.8	244.5	184.9	65.4	103.2

Net Property, Plant & Equipment	12.9	46.2	124.2	15.1	6.8
Total Long-Term Investments	—	—	—	—	—
Intangibles	18.8	59.0	6.1	7.2	105.7
Other Assets	1.2	15.4	57.8	0.9	3.1

Total Long-Term Assets	32.9	120.6	188.1	23.2	115.6

Total Assets	$88.7	$365.1	$373.0	$88.6	$218.8

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$1.2	$—	$16.0	$—	$0.8
Accounts Payable	19.0	50.6	25.2	15.2	18.1
Income Taxes Payable	—	—	—	—	—
Other Current Liabilities	10.1	40.9	73.5	7.3	15.9

Total Current Liabilities	30.3	91.5	114.7	22.5	34.8

Long-Term Debt	4.1	—	112.1	—	37.3
Deferred Taxes & Investment Tax Credit	—	—	—	—	—
Minority Interest	—	0.8	—	—	—
Other Liabilities	1.0	9.5	60.7	0.4	1.0

Total Long-Term Liabilities	5.1	10.3	172.8	0.4	38.3

Total Liabilities	35.4	101.8	287.5	22.9	73.1

Preferred Stock (Carrying Value)	—	—	—	—	—
Common Equity	—	263.3	85.5	65.7	145.7

Total Shareholders’ Equity	53.3	263.3	85.5	65.7	145.7

Total Liabilities & Shareholders’ Equity	$88.7	$365.1	$373.0	$88.6	$218.8

Other Relevant Financial Information
Working Capital (1)	$25.5	$153.0	$70.2	$42.9	$68.4
Debt-Free & Cash-Free Working Capital (2)	24.2	116.1	8.0	17.2	38.4
Interest Bearing Debt (3)	5.3	—	128.1	—	38.1

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt

Source: Capital IQ.

Exhibit IVB, Page 5 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Balance Sheets - Common Sized

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation- Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP	Median	Average
As of:	07/01/06	03/31/06	12/31/05	03/31/06	05/31/06
Assets
Cash & Short-Term Investments	2.8%	10.1%	21.0%	29.0%	14.1%	17.5%	18.5%
Net Receivables	25.7%	39.6%	13.7%	24.6%	13.0%	19.2%	22.7%
Inventories	31.6%	13.7%	6.2%	19.1%	14.0%	13.8%	13.2%
Other Current Assets	2.9%	3.6%	8.6%	1.1%	6.1%	4.8%	4.9%

Total Current Assets	62.9%	67.0%	49.6%	73.8%	47.2%	58.3%	59.4%

Net Property, Plant & Equipment	14.6%	12.7%	33.3%	17.0%	3.1%	14.8%	16.5%
Total Long-Term Investments	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Intangibles	21.2%	16.2%	1.6%	8.1%	48.3%	12.1%	18.6%
Other Assets	1.3%	4.2%	15.5%	1.0%	1.4%	2.8%	5.5%

Total Long-Term Assets	37.1%	33.0%	50.4%	26.2%	52.8%	41.7%	40.6%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	1.4%	0.0%	4.3%	0.0%	0.4%	0.2%	1.2%
Accounts Payable	21.5%	13.9%	6.8%	17.2%	8.3%	11.1%	11.5%
Income Taxes Payable	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Other Current Liabilities	11.3%	11.2%	19.7%	8.2%	7.3%	9.7%	11.6%

Total Current Liabilities	34.2%	25.1%	30.8%	25.4%	15.9%	25.2%	24.3%

Long-Term Debt	4.7%	0.0%	30.1%	0.0%	17.0%	8.5%	11.8%
Deferred Taxes & Investments Tax Credits	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest	0.0%	0.2%	0.0%	0.0%	0.0%	0.0%	0.1%
Other Liabilities	1.1%	2.6%	16.3%	0.5%	0.5%	1.5%	4.9%

Total Long-Term Liabilities	5.8%	2.8%	46.3%	0.5%	17.5%	10.2%	16.8%

Total Liabilities	39.9%	27.9%	77.1%	25.8%	33.4%	30.6%	41.1%

Preferred Stock (Carrying Value)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Common Equity	0.0%	72.1%	22.9%	74.2%	66.6%	69.4%	58.9%

Total Shareholders’ Equity	60.1%	72.1%	22.9%	74.2%	66.6%	69.4%	58.9%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

Source: Capital IQ.

Exhibit IVB, Page 6 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of July 1, 2006

Company Name:	Andrew Corporation - Satellite	Viasat Inc.	Gilat Satellite Networks Ltd.	Globecomm Systems Inc.	Calamp Corp.
Ticker:	NA	VSAT	GILTF	GCOM	CAMP	Median	Average
Latest Twelve Months Ending:	07/01/06	03/31/06	12/31/05	03/31/06	05/31/06
Liquidity Ratios
Cash & Equivalents / Total Assets	2.8%	10.1%	21.0%	29.0%	14.1%	17.5%	18.5%
Working Capital % of Sales (1)	19.0%	35.3%	33.5%	36.6%	31.6%	34.4%	34.3%
Debt-Free Working Capital % of Sales (2)	20.0%	35.3%	41.2%	36.6%	32.0%	35.9%	36.3%
Cash/Debt-Free Working Capital % of Sales (3)	18.0%	26.8%	3.8%	14.7%	17.8%	16.2%	15.8%
Current Ratio	1.8	2.7	1.6	2.9	3.0	2.8	2.5
Quick Ratio (4)	0.8	2.0	1.1	2.1	1.7	1.8	1.7

Efficiency Ratios
Accounts Receivable Turnover	5.3	3.0	4.1	5.4	7.6	4.7	5.0
Days’ Receivable	68.6	121.8	89.2	67.9	48.1	78.6	81.8
Accounts Payable Turnover	5.8	6.5	5.3	6.4	9.0	6.4	6.8
Days’ Payable	62.9	56.4	69.4	57.4	40.5	56.9	55.9
Inventory Turnover	3.9	6.6	5.7	5.7	5.3	5.7	5.8
Days’ Inventory	92.4	55.7	64.1	63.9	68.4	64.0	63.0
Net PP&E Turnover	9.4	9.4	1.7	7.8	31.8	8.6	12.7
Asset Turnover	1.4	1.2	0.6	1.3	1.0	1.1	1.0

Leverage Ratios
Times Interest Earned	N/A	131.0	1.0	(3.7)	(29.9)	(1.3)	24.6
Debt / Book Capital	9.1%	0.0%	60.0%	0.0%	20.7%	10.4%	20.2%
Debt / Assets	6.0%	0.0%	34.3%	0.0%	17.4%	8.7%	12.9%
Assets / Equity	1.7	1.4	4.4	1.3	1.5	1.4	2.1

Profitability Ratios
EBITDA Margin	-7.0%	11.5%	10.1%	5.2%	13.1%	10.8%	10.0%
EBIT Margin	-9.0%	6.0%	1.0%	2.8%	11.1%	4.4%	5.2%
Net Income Margin (5)	-9.0%	5.4%	-1.8%	3.4%	-9.9%	0.8%	-0.7%

DuPont Return on Equity
Net Income Margin (5)	-9.0%	5.4%	-1.8%	3.4%	-9.9%	0.8%	-0.7%
Asset Turnover	1.4	1.2	0.6	1.3	1.0	1.1	1.0
Return on Assets	-12.3%	6.4%	-1.0%	4.5%	-9.8%	1.8%	0.0%
Assets / Equity	1.7	1.4	4.4	1.3	1.5	1.4	2.1
Return on Equity	-20.5%	8.9%	-4.3%	6.1%	-14.8%	0.9%	-1.0%

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivable) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVB, Page 7 of 7

Andrew Corporation

Satellite Communications

Business Enterprise Valuation

Valuation Analysis

Valuation as of July 1, 2006

($Millions)

		BEV/ Revenue	BEV/ EBITDA
		LTM (1)	LTM (2)
	High	1.6x	14.5x
	Low	0.8x	7.6x
	Median	1.0x	12.1x
	Average	1.1x	11.6x

	Selected Market Multiple	0.5x	8.0x
Times :	Financial Metric	$169	$9

Equals:	Estimated Business Enterprise Value	$84	$72
	Selected Business Enterprise Value	$84	$72

Less:	Total Interest Bearing Debt	(5)	(5)
Less:	Non-Operating Assets	—	—

Equals:	Estimated Value of Equity (Marketable, Minority Interest)	$79	$67

Plus:	Control Premium of 20%	16	13
Plus:	Cash	2	2
Plus:	Non-Operating Assets	—	—

Equals:	Fair Value of Equity (Marketable, Controlling Interest)	$97	$82

(1)	Revenue Multiple is based on fiscal year 2007 projections as LTM results do not accurately reflect the change in the business.
(2)	EBITDA has been normalized based on the average EBITDA margin over the projection period of 2007-2010.

Exhibit IC

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Fair Value Summary ($000s)

Valuation as of July 1, 2006

Summary	Equity Value	Exhibit
Market Approach: Guideline Company Method	$256,000	IV

Income Approach: Discounted Cash Flow Analysis	$247,000	III

Concluded Fair Value of Equity (Rounded) (1)	$250,000

Note:
(1)	Represents the midpoint of the Market and Income Approaches.

Exhibit IVC, Page 1 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Valuation as of July 1, 2006

Latest Twelve Months Multiples

$ millions, except stock price and multiples

Company Name	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Ticker Symbol	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK
Valuation Multiples
BEV/Revenue	N/A	1.0x	2.3x	0.7x	1.8x	1.3x	1.8x
BEV/EBITDA	N/A	7.6x	10.1x	7.7x	12.1x	nmf	11.4x
BEV/EBIT	N/A	8.8x	12.1x	11.2x	14.5x	nmf	13.2x

Market Capitalization
Stock Price	N/A	20.20	33.00	18.00	41.50	12.40	20.30
Shares Outstanding	N/A	2,470	1,587	15	134	67	4,056

Market Value of Equity	N/A	$49,892	$52,371	$274	$5,573	$833	$82,327
Preferred Stock	—	—	—	—	—	—	—
Short Term Debt	1	490	1,519	4	10	—	445
Long Term Debt	47	3,758	1,813	13	700	125	25

Total Debt	48	4,248	3,333	16	709	125	470
Market Value of Invested Capital	N/A	54,140	55,704	290	6,283	958	82,796
Cash	17	14,390	8,514	48	336	237	11,795

Business Enterprise Value	N/A	$39,750	$47,190	$242	$5,947	$721	$71,002

Key Financial Information
Revenue	$176	$41,152	$20,469	$325	$3,304	$541	$40,331
Operating Income (EBIT)	23	4,526	3,892	22	411	(25)	5,378
EBITDA	26	5,259	4,668	31	492	22	6,218
Net Operating Cash Flow	—	4,356	3,188	11	338	38	4,888
Net Income (Before XO Items)	23	5,000	3,114	12	214	(62)	4,278
Total Book Value of Equity	$174	$17,277	$13,737	$176	$1,593	$373	$14,338

Exhibit IVC, Page 2 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Income Statements

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Andrew Corporation - Wireless	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK
Latest Twelve Months Ended:	07/01/06	07/01/06	03/31/06	04/01/06	03/31/06	06/30/06	12/31/05
Net Sales	$176.3	$41,152.0	$20,469.2	$324.5	$3,304.3	$541.4	$40,330.8
Cost of Goods Sold (1)	104.0	28,337.0	11,339.3	217.9	2,265.8	246.1	26,197.1

Gross Income	72.3	12,815.0	9,129.9	106.6	1,038.5	295.3	14,133.7

Operating Expenses	46.5	7,556.0	4,441.7	75.3	547.0	272.9	7,916.1

EBITDA (2)	25.7	5,259.0	4,688.2	31.3	491.5	22.4	6,217.6

Depreciation & Amortization Expense	2.7	733.0	796.5	9.7	80.9	46.9	839.9

EBIT (3)	23.1	4,526.0	3,891.7	21.6	410.6	(24.5)	5,377.7

Interest Expense	—	212.0	21.3	(3.6)	(22.0)	2.8	327.9
Nonoperating Income (Expense)	—	113.0	356.2	0.5	(0.6)	(1.0)	(3.5)
Nonrecurring Income (Expense)	—	1,970.0	—	(0.4)	(44.7)	(60.1)	161.6

Pretax Income	23.1	6,821.0	4,269.2	18.1	343.3	(82.8)	5,863.7

Total Income Taxes	—	1,821.0	1,135.7	6.0	129.3	(17.8)	1,498.1
Minority Interest Expense (Income)	—	—	19.0	—	—	(2.6)	87.3

Net Income before Extraordinaries	23.1	5,000.0	3,114.5	12.1	214.0	(62.4)	4,278.3

Extraordinaries & Discontinued Ops.	—	23.0	—	(23.0)	—	8.5	—

Net Income after Extraordinaries	23.1	5,023.0	3,114.5	(10.9)	214.0	(53.9)	4,278.3

Extraordinaries & Discontinued Ops.	—	23.0	—	(23.0)	—	8.5	—
Nonrecurring Income (Expense)	—	1,970.0	—	(0.4)	(44.7)	(60.1)	161.6
Effective Tax Rate	—	0.3	0.3	0.3	0.4	0.2	0.3
Related Tax Expense (4)	—	525.9	—	(0.1)	(16.8)	(12.9)	41.3

Net Income, Adjusted	$23.1	$3,555.9	$3,114.5	$12.4	241.9	$(15.2)	$4,158.0

Other Relevant Financial Information
Capital Expenditures	$2.8	$(616.0)	$—	$(10.5)	$(87.5)	$(30.1)	$(716.0)
Research & Development Expense	—	3,914.0	3,275.5	17.2	627.9	132.2	$4,494.2

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVC, Page 3 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Income Statements - Common Sized

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Ticker:	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK	Median	Average
Latest Twelve Months Ended:	07/01/06	07/01/06	03/31/06	04/01/06	03/31/06	06/30/06	12/31/05
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Goods Sold (1)	59.0%	68.9%	55.4%	67.1%	68.6%	45.5%	65.0%	66.1%	61.7%

Gross Income	41.0%	31.1%	44.6%	32.9%	31.4%	54.5%	35.0%	33.9%	38.3%

Operating Expenses	26.4%	18.4%	21.7%	23.2%	16.6%	50.4%	19.6%	20.7%	25.0%

EBITDA (2)	14.6%	12.8%	22.9%	9.6%	14.9%	4.1%	15.4%	13.8%	13.3%

Depreciation & Amortization Expense	1.5%	1.8%	3.9%	3.0%	2.4%	8.7%	2.1%	2.7%	3.6%

EBIT (3)	13.1%	11.0%	19.0%	6.7%	12.4%	-4.5%	13.3%	11.7%	9.7%

Interest Expense	0.0%	0.5%	0.1%	-1.1%	-0.7%	0.5%	0.8%	0.3%	0.0%
Nonoperating Income (Expense)	0.0%	0.3%	1.7%	0.2%	0.0%	-0.2%	0.0%	0.1%	0.3%
Nonrecurring Income (Expense)	0.0%	4.8%	0.0%	-0.1%	-1.4%	-11.1%	0.4%	-0.1%	-1.2%

Pretax Income	13.1%	16.6%	20.9%	5.6%	10.4%	-15.3%	14.5%	12.5%	8.8%

Total Income Taxes	0.0%	4.4%	5.5%	1.8%	3.9%	-3.3%	3.7%	3.8%	2.7%
Minority Interest Expense (Income)	0.0%	0.0%	0.1%	0.0%	0.0%	-0.5%	0.2%	0.0%	0.0%

Net Income before Extraordinaries	13.1%	12.2%	15.2%	3.7%	6.5%	-11.5%	10.6%	8.5%	6.1%

Extraordinaries & Discontinued Ops.	0.0%	0.1%	0.0%	-7.1%	0.0%	1.6%	0.0%	0.0%	-0.9%

Net Income after Extraordinaries	13.1%	12.2%	15.2%	-3.4%	6.5%	-10.0%	10.6%	8.5%	5.2%

Extraordinaries & Discontinued Ops.	0.0%	0.1%	0.0%	-7.1%	0.0%	1.6%	0.0%	0.0%	-0.9%
Nonrecurring Income (Expense)	0.0%	4.8%	0.0%	-0.1%	-1.4%	-11.1%	0.4%	-0.1%	-1.2%
Related Tax Expense (4)	0.0%	1.3%	0.0%	0.0%	-0.5%	-2.4%	0.1%	0.0%	-0.3%

Net Income, Adjusted	13.1%	8.6%	15.2%	3.8%	7.3%	-2.8%	10.3%	8.0%	7.1%

Other Relevant Financial Information
Capital Expenditures	1.6%	-1.5%	0.0%	-3.2%	-2.6%	-5.6%	-1.8%	-2.2%	-2.5%
Research & Development Expense	0.0%	9.5%	16.0%	5.3%	19.0%	24.4%	11.1%	13.6%	14.2%

Notes:

(1)	Cost of Goods Sold excludes Depreciation and Amortization Expense.
(2)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortization
(3)	EBIT = Earnings before Interest and Taxes
(4)	If unavailable, effective tax rate is assumed to be 40.0 percent.

Source: Capital IQ.

Exhibit IVC, Page 4 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Balance Sheets

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Andrew Corporation - Wireless	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK
As of:	07/01/06	07/01/06	03/31/06	04/01/06	03/31/06	06/30/06	12/31/05
Assets
Cash & Short-Term Investments	$16.6	$14,390.0	$8,513.8	$48.2	$335.5	$237.2	$11,794.5
Net Receivables	46.9	6,420.0	7,992.9	87.6	538.7	141.8	6,306.0
Inventories	36.8	2,716.0	3,015.7	37.5	468.2	65.8	1,967.5
Other Current Assets	4.2	4,902.0	—	4.6	106.5	151.2	2,286.1

Total Current Assets	104.5	28,428.0	19,522.4	177.9	1,448.9	596.0	22,354.1

Net Property, Plant & Equipment	12.8	2,084.0	1,035.3	34.4	343.8	45.2	1,728.1
Total Long-Term Investments	—	1,395.0	1,126.0	—	33.5	7.3	517.8
Intangibles	145.7	2,192.0	2,967.8	16.5	1,081.1	168.8	355.1
Other Assets	0.5	1,905.0	2,959.8	19.8	139.1	67.0	1,347.0

Total Long-Term Assets	158.9	7,576.0	8,088.9	70.7	1,597.5	288.3	3,948.0

Total Assets	$263.4	$36,004.0	$27,611.3	$248.6	$3,046.4	$884.3	$26,302.1

Liabilities & Shareholders’ Equity
Debt in Current Liabilities	$1.2	$490.0	$1,519.4	$3.7	$9.8	$—	$444.7
Accounts Payable	25.0	4,134.0	1,852.5	27.1	173.8	32.2	4,121.4
Income Taxes Payable	—	—	—	1.5	44.6	—	—
Other Current Liabilities	13.7	7,430.0	7,228.1	26.4	489.2	345.1	6,840.4

Total Current Liabilities	40.0	12,054.0	10,600.0	58.7	717.4	377.3	11,406.5

Long-Term Debt	47.0	3,758.0	1,813.1	12.6	699.6	125.0	24.8
Deferred Taxes & Investment Tax Credit	—	—	13.0	—	36.9	1.6	178.1
Minority Interest	—	—	121.0	—	—	—	241.8
Other Liabilities	2.7	2,915.0	1,326.9	1.7	—	7.4	113.2

Total Long-Term Liabilities	49.7	6,673.0	3,274.0	14.3	736.5	134.0	557.9

Total Liabilities	89.6	18,727.0	13,874.0	73.0	1,453.9	511.3	11,964.4

Preferred Stock (Carrying Value)	—	—	—	—	—	—	—
Common Equity		17,277.0	13,737.3	175.6	1,592.5	373.1	14,337.7

Total Shareholders’ Equity	173.8	17,277.0	13,737.3	175.6	1,592.5	373.1	14,337.7

Total Liabilities & Shareholders’ Equity	$263.4	$36,004.0	$27,611.3	$248.6	$3,046.4	$884.4	$26,302.1

Other Relevant Financial Information
Working Capital (1)	$64.5	$16,374.0	$8,922.4	$119.2	$731.5	$218.7	$10,947.6
Debt-Free & Cash-Free Working Capital (2)	49.2	2,474.0	1,928.0	74.7	405.8	(18.5)	(402.2)
Interest Bearing Debt (3)	48.2	4,248.0	3,332.5	16.3	709.4	125.0	469.5

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free & Cash-Free Working Capital = (Current Assets excluding Cash & Short-Term Investments) less (Current Liabilities excluding Debt in Current Liabilities)
(3)	Interest Bearing Debt = Debt in Current Liabilities plus Long-Term Debt

Source: Capital IQ.

Exhibit IVC, Page 5 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Balance Sheets - Common Sized

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Wireless	Motorola Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Ticker:	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK	Median	Average
As of:	07/01/06	07/01/06	03/31/06	04/01/06	03/31/06	06/30/06	12/31/05
Assets
Cash & Short-Term Investments	6.3%	40.0%	30.8%	19.4%	11.0%	26.8%	44.8%	28.8%	28.8%
Net Receivables	17.8%	17.8%	28.9%	35.2%	17.7%	16.0%	24.0%	20.9%	23.3%
Inventories	14.0%	7.5%	10.9%	15.1%	15.4%	7.4%	7.5%	9.2%	10.6%
Other Current Assets	1.6%	13.6%	0.0%	1.9%	3.5%	17.1%	8.7%	6.1%	7.5%

Total Current Assets	39.7%	79.0%	70.7%	71.6%	47.6%	67.4%	85.0%	71.1%	70.2%

Net Property, Plant & Equipment	4.8%	5.8%	3.7%	13.8%	11.3%	5.1%	6.6%	6.2%	7.7%
Total Long-Term Investments	0.0%	3.9%	4.1%	0.0%	1.1%	0.8%	2.0%	1.5%	2.0%
Intangibles	55.3%	6.1%	10.7%	6.6%	35.5%	19.1%	1.4%	8.7%	13.2%
Other Assets	0.2%	5.3%	10.7%	8.0%	4.6%	7.6%	5.1%	6.4%	6.9%

Total Long-Term Assets	60.3%	21.0%	29.3%	28.4%	52.4%	32.6%	15.0%	28.9%	29.8%

Total Assets	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liabilities & Shareholder’s Equity
Debt in Current Liabilities	0.4%	1.4%	5.5%	1.5%	0.3%	0.0%	1.7%	1.4%	1.7%
Accounts Payable	9.5%	11.5%	6.7%	10.9%	5.7%	3.6%	15.7%	8.8%	9.0%
Income Taxes Payable	0.0%	0.0%	0.0%	0.6%	1.5%	0.0%	0.0%	0.0%	0.3%
Other Current Liabilities	5.2%	20.6%	26.2%	10.6%	16.1%	39.0%	26.0%	23.3%	23.1%

Total Current Liabilities	15.2%	33.5%	38.4%	23.6%	23.5%	42.7%	43.4%	35.9%	34.2%

Long-Term Debt	17.8%	10.4%	6.6%	5.1%	23.0%	14.1%	0.1%	8.5%	9.9%

Deferred Taxes & Investment Tax Credit	0.0%	0.0%	0.0%	0.0%	1.2%	0.2%	0.7%	0.1%	0.4%

Minority Interest	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.9%	0.0%	0.2%

Other Liabilities	1.0%	8.1%	4.8%	0.7%	0.0%	0.8%	0.4%	0.8%	2.5%

Total Long-Term Liabilities	18.9%	18.5%	11.9%	5.8%	24.2%	15.2%	2.1%	13.5%	12.9%

Total Liabilities	34.0%	52.0%	50.2%	29.4%	47.7%	57.8%	45.5%	49.0%	47.1%

Preferred Stock (Carrying Value)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Common Equity	0.0%	48.0%	49.8%	70.6%	52.3%	42.2%	54.5%	51.0%	52.9%

Total Shareholder’s Equity	66.0%	48.0%	49.8%	70.6%	52.3%	42.2%	54.5%	51.0%	52.9%

Total Liabilities & Shareholders’ Equity	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Notes:

Source: Capital IQ.

Exhibit IVC, Page 6 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Financial Ratios & Margins

Valuation as of July 1, 2006

($Millions)

Company Name:	Andrew Corporation - Wireless	Motorolla Inc.	Lm Ericsson Telephone Co.	Ems Technologies Inc.	Harris Corp.	Tekelec	Nokia Corp.
Andrew Corporation - Wireless	N/A	MOT	ERICY	ELMG	HRS	TKLC	NOK	Median	Average
Last Twelve Months Ending:	07/01/06	7/01/06	03/31/06	04/01/06	03/31/06	06/30/06	12/31/05
Liquidity Ratios
Cash & Equivalent / Total Assets	6.3%	40.0%	30.8%	19.4%	11.0%	26.8%	44.8%	28.8%	28.8%
Working Capital % of Sales (1)	36.6%	39.8%	43.6%	36.7%	22.1%	40.4%	27.1%	38.3%	35.0%
Debt-Free Working Capital % of Sales (2)	37.3%	41.0%	51.0%	37.9%	22.4%	40.4%	28.2%	39.1%	36.8%
Cash/Debt-Free Working Capital % of Sales (3)	27.9%	6.0%	9.4%	23.0%	12.3%	-3.4%	-1.0%	7.7%	7.7%
Current Ratio	2.6	2.4	1.8	3.0	2.0	1.6	2.0%	2.0	2.1
Quick Ratio (4)	1.6	1.7	1.6	2.3	1.2	1.0	1.6	1.6	1.6

Efficiency Ratios
Accounts Receivables Turnover	3.8	6.4	2.6	3.7	6.1	3.8	6.4	5.0	4.8
Day’s Receivables	97.2	56.9	142.5	98.5	59.5	95.6	57.1	77.6	85.0
Accounts Payable Turnover	4.2	6.9	6.1	8.0	13.0	7.6	6.4	7.2	8.0
Days’ Payable	87.8	53.2	59.6	45.4	28.0	47.8	57.4	50.5	48.6
Inventory Turnover	2.8	10.4	3.8	5.8	4.8	3.7	13.3	5.3	7.0
Days’ Inventory	129.1	35.0	97.1	62.8	75.4	97.6	27.4	69.1	65.9
Net PP&E Turnover	13.8	19.7	19.8	9.4	9.6	12.0	23.3	15.9	15.6
Asset Turnover	0.7	1.1	0.7	1.3	1.1	0.6	1.5	1.1	1.1

Leverage Ratios
Time Interest Earned	N/A	(21.3)	(182.7)	6.0	18.7	8.8	(16.4)	(5.2)	(31.2)
Debt / Book Capital	21.7%	19.7%	19.5%	8.5%	30.8%	25.1%	3.2%	19.6%	17.8%
Debt / Assets	18.3%	11.8%	12.1%	6.6%	23.3%	14.1%	1.8%	11.9%	11.6%
Assets / Equity	1.5	2.1	2.0	1.4	1.9	2.4	1.8	2.0	1.9

Profitability Ratios
EBITDA Margin	14.6%	12.8%	22.9%	9.6%	14.9%	4.1%	15.4%	13.8%	13.3%
EBIT Margin	13.1%	11.0%	19.0%	6.7%	12.4%	-4.5%	13.3%	11.7%	9.7%
Net Income Margin (5)	13.1%	12.2%	15.2%	3.7%	6.5%	-11.5%	10.6%	8.5%	6.1%

Dupont Return on Equity
Net Income Margin (5)	13.1%	12.2%	15.2%	3.7%	6.5%	-11.5%	10.6%	8.5%	6.1%
Asset Turnover	0.7	1.1	0.7	1.3	1.1	0.6	1.5	1.1	1.1
Return on Assets	8.8%	13.9%	11.3%	4.9%	7.0%	-7.1%	16.3%	9.2%	7.7%
Assets / Equity	1.5	2.1	2.0	1.4	1.9	2.4	1.8	2.0	1.9
Return on Equity	13.3%	28.9%	22.7%	6.9%	13.4%	-16.7%	29.8%	18.1%	14.2%

Notes:

(1)	Working Capital = Current Assets less Current Liabilities
(2)	Debt-Free Working Capital = Current Assets less (Current Liabilities excluding Debt in Current Liabilities
(3)	Debt and Cash Free Working Capital = (Current Assets excluding Cash & Short-Term Investment) less (Current Liabilities excluding Debt in Current Liabilities)
(4)	(Cash & Short-Term Investments plus Accounts Receivables) / Current Liabilities
(5)	Net Income After Non-Recurring Items but Before Extraordinary Items.

Exhibit IVC, Page 7 of 7

Andrew Corporation

Wireless Innovation

Business Enterprise Valuation

Valuation Analysis

Valuation as of July 1, 2006

($Millions)

		BEV / Revenue	BEV / EBITDA
		LTM	LTM
	High	2.3x	12.1x
	Low	0.7x	7.6x
	Median	1.5x	10.1x
	Average	1.5x	9.8x

	Selected Market Multiple	1.5x	9.0x
Times:	Financial Metric	$176	$26

Equals:	Estimated Business Enterprise Value	$264	$232

	Selected Business Enterprise Value	$264	$232

less:	Total Interest Bearing Debt	(48)	(48)
less:	Non-Operating Liabilities	—	—

Equals:	Estimated Value of Equity (Marketable, Controlling Interest)	$216	$184

Plus:	Control Premium of 20%	43	37
Plus:	Cash	17	17
Plus:	Non-Operating Assets	—	—
Equals:	Fair Value of Equity (Marketable, Controlling Interest)	$276	$237